Siderúrgica Venezolana Sivensa, S.A. Informe Anual 2002



Portada:
Horno de la planta Casima, Puerto Ordaz.

Siderúrgica Venezolana Sivensa S.A.

Informe Anual 2002

Capital Autorizado: Bs. 141.190.196.480
Capital Suscrito y Pagado: Bs. 70.595.098.240

Siderúrgica Venezolana, Sivensa S.A. desarrolla actividades siderúrgicas y metalmecánicas para el mercado nacional y de exportación. A través de sus divisiones manufactura productos de acero semiterminados y terminados para la industria laminadora y de la construcción, respectivamente; briquetas de hierro para el sector siderúrgico, y alambres para uso industrial y agroindustrial. Los socios de Sivensa son: Bekaert Corporation en la División Vicson, CVG Ferrominera Orinoco y BHP Billiton en la División IBH, y los miembros del Consorcio Amazonia (Techint, Siderar, Tamsa, Hylsamex y Usiminas). La fuerza laboral de Sivensa al 30 de septiembre de 2002 fue de 2.615 trabajadores.





JUNTA DIRECTIVA

Directores
Oscar Augusto Machado
Henrique Machado Zuloaga
Reinaldo Cervini
Luis I. Mendoza (h)
Gustavo J. Vollmer
Pedro Palma Carrillo
José María Fragachán
Carlos M. Añez

Directores Suplentes
Armando Loynaz Reverón
Arnold Volkenborn
María C. Machado
Gonzalo Mendoza
Pedro Carmona
Carlos Luis Romero
Neil Malloy
Renny López

COMITÉ EJECUTIVO

Presidente
OSCAR AUGUSTO MACHADO

Presidente Ejecutivo de IBH
NEIL J. MALLOY

Director Corporativo Legal y de Auditoría
HÉCTOR J. PEÑA

Director Corporativo de Finanzas
GUSTAVO MACHADO

Director General de Vicson
ALEJANDRO SANÁNEZ

Presidente Ejecutivo de Orinoco Iron
ALBERTO HASSAN

Director General de Sidetur
NICOLAS IZQUIERDO



Estados Financieros bajo Normas Internacionales de Contabilidad (NIC)

A partir del año fiscal finalizado en septiembre de 2002, la compañía consideró conveniente distribuir los Estados Financieros Auditados expresados en dólares de los Estados Unidos de América bajo Normas Internacionales de Contabilidad (NIC), como información complementaria a los Estados Financieros Auditados en bolívares de acuerdo con los principios contables generalmente aceptados en Venezuela, según lo previsto en las Normas emitidas por la Comisión Nacional de Valores.

Los Estados Financieros Auditados expresados en dólares de los Estados Unidos de América bajo Normas Internacionales de Contabilidad (NIC) sustituyen a los Estados Financieros Auditados expresados en dólares de los Estados Unidos de América preparados bajo Principios de Aceptación General de los Estados Unidos de América (US GAAP), que la compañía ha distribuido a los accionistas en años anteriores como información complementaria.

Sivensa ha procedido con la adopción de las Normas Internacionales de Contabilidad (NIC) para reportar a sus accionistas la información financiera expresada en dólares de los Estados Unidos de América con el propósito de reflejar su situación financiera valorando los activos fijos de acuerdo con avalúos realizados por tasadores independientes, en lugar de reflejar el costo histórico de dichos activos.

Las Normas Internacionales de Contabilidad (NIC) son principios contables aceptados ampliamente a nivel internacional, como una alternativa a los principios de aceptación general de los Estados Unidos de América (US GAAP). Actualmente existen diversas organizaciones internacionales que promueven la adopción de dichas Normas Internacionales de Contabilidad (NIC), tal es el caso de la Organización Internacional de Comisiones de Valores.

A NUESTROS INVERSIONISTAS



Durante el ejercicio fiscal finalizado el 30 de septiembre de 2002, el desempeño de la economía venezolana experimentó una desaceleración que se acentuó a partir del mes de febrero.

En efecto, en el período que va desde octubre de 2001 hasta enero de 2002, se evidenció una disminución en la actividad económica, debida, fundamentalmente a la caída de la operación petrolera interna. En febrero de 2002, el Gobierno tomó un conjunto de medidas para corregir el déficit fiscal, entre ellas, la reducción del gasto público, la adopción del sistema de libre flotación del bolívar y la modificación del régimen de impuestos. Las decisiones en materia cambiaria produjeron una apreciación del dólar con respecto al bolívar de 93% en el período febrero-septiembre (en el período fiscal de Sivensa, octubre 2001-septiembre 2002, esta variación fue de 98%)[1]. El conjunto de disposiciones en materia económica, aunadas al mantenimiento de cuotas de producción petroleras, según acuerdos con la OPEP, y al clima político reinante, trajeron como consecuencia la caída de la actividad económica interna debido a la menor inversión en obras públicas, la elevación de las tasas de interés, y una pérdida del poder adquisitivo de la población. Por otra parte, el ajuste de la tasa de cambio permitió la recuperación de cierta competitividad para las empresas dedicadas a la producción de bienes transables, las cuales habían sido gravemente afectadas por la creciente sobrevaluación ocurrida en los años anteriores.

Durante el ejercicio fiscal, el gobierno de los Estados Unidos de América inició la aplicación, por un período de tres años, del artículo 201 de la Ley de Comercio, para proteger a los productores siderúrgicos de ese país. En respuesta, y a fin de desincentivar el desvío masivo de productos de acero hacia sus mercados, varios países de América y Europa tomaron medidas similares para evitar daños a sus industrias. En Venezuela, como resultado de una iniciativa conjunta de varias empresas del sector, representadas por la Asociación de Industriales Metalúrgicos y de Minería, (AIMM) y el Instituto Venezolano de Siderurgia (IVES), y los ministerios de Finanzas, y de la Producción y el Comercio, se resolvió, a partir de abril, la modificación parcial de aranceles a la importación de varios productos de acero. Esta medida fue prorrogada hasta octubre del año 2003, previa aprobación, por parte de la Comunidad Andina de Naciones, del diferimiento del Arancel Externo Común para productos de acero.

ENTORNO **INTERNACIONAL**

Aún cuando durante el año fiscal se produjo una mejora de los precios de los productos siderúrgicos, hacia finales del período se volvió a experimentar una presión sobre los precios debido a la mayor producción mundial, la cual aumentó en 3,5% al pasar de 828 millones de TM en el lapso octubre 2000-septiembre 2001, a 857 millones de TM en el período octubre 2001-septiembre 2002[2]. Este aumento en la producción se debió principalmente a la actividad siderúrgica china. El Comité de Acero de la Organización para la Cooperación y el Desarrollo Económico, OCDE, ha continuado promoviendo discusiones orientadas a reducir los excesos de capacidad instalada, y a la remoción de prácticas distorsionantes de comercio internacional.

Por su parte, el Instituto Latinoamericano del Fierro y el Acero, ILAFA, al analizar la situación de los bloques comerciales del mundo, que desató la aplicación, por parte de los Estados Unidos, del Artículo 201, alertó sobre la necesidad de lograr un acuerdo institucional para evitar alteraciones graves en el intercambio entre países.

MERCADOS

Acero: En el mercado nacional, el Producto Interno Bruto de la construcción mostró una contracción de 11,2%[3] en el lapso octubre 2001–septiembre 2002, debido principalmente a la disminución de la actividad económica.

1 Fuente: *Banco Central de Venezuela*
2 Fuente: *IISI worldsteel.com*
3 Fuente: *Metroeconómica*

Briquetas: Durante el ejercicio fiscal, las salvaguardias correspondientes a la sección 201 de la Ley de Comercio de los Estados Unidos, antes comentada, permitió a las acerías de ese país elevar su producción y reactivar algunas empresas. Adicionalmente, se registró un aumento en la demanda de chatarra de Europa y Asia y una disminución de la oferta de chatarra y arrabio ruso. Estos eventos, aunados al incremento de la actividad siderúrgica china, comenzaron a impactar positivamente los precios de las briquetas en los dos últimos trimestres del ejercicio fiscal. El precio promedio de la briqueta descargada sobre gabarra en el Golfo de los Estados Unidos de América (Nueva Orleans) aumentó un 28% en el trimestre julio-septiembre de 2002, con respecto al mínimo registrado en el trimestre octubre-diciembre 2001.[4]

Alambre: El mercado nacional del alambre y productos de alambre también se vio afectado por la caída de la actividad económica interna, especialmente a partir de las medidas fiscales adoptadas en febrero, siendo impactados principalmente los segmentos de manufactura, construcción e infraestructura.

RESULTADOS:

A continuación se comentan los renglones más resaltantes del Estado de Resultados correspondiente al ejercicio fiscal:

- Ventas de US$ 273,6 millones, en comparación con ventas de US$ 333,5 reportados en el año anterior.

- Utilidad Operativa de US$ 3,6 millones en comparación con Utilidad Operativa de US$ 1,1 millones registrados en el período fiscal precedente. Los positivos resultados en las operaciones de las filiales Sidetur y Vicson lograron compensar el impacto negativo de los resultados de Venprecar, los cuales se vieron afectados por factores que explicaremos más adelante.

- Ganancia en cambio neta de US$ 13,9 millones en comparación con la ganancia en cambio de US$ 0,4 millones en el año fiscal 2001.

- Participación Patrimonial en los Resultados de Afiliadas, que refleja una pérdida de US$ 27,5 millones en comparación con la pérdida de US$ 59,4 millones reportados en el ejercicio comprendido entre octubre de 2000 y septiembre de 2001. En ambos períodos fiscales, los montos de la partida Participación Patrimonial en los Resultados de Afiliadas son referidos a las empresas que forman parte de la asociación de la filial IBH con BHP Billiton.

- Provisión para inversión en acciones de US$ 56,8 millones, referido a las inversiones en el Consorcio Amazonia y en las empresas afiliadas de IBH, según se explicará mas adelante. Los resultados del ejercicio fiscal anterior no incluyeron partidas extraordinarias comparables.

- Provisión para cuentas por cobrar a afiliadas de US$ 8,3 millones referido a las cuentas por cobrar de IBH a sus afiliadas Orinoco Iron y Operaciones RDI. Los resultados del ejercicio fiscal anterior no incluyeron partidas extraordinarias comparables.

- Pérdida Neta de US$ 89,4 millones en comparación con la pérdida de US$ 104,9 millones registrados en el lapso contable anterior.

VENTAS LOCALES Y DE EXPORTACIÓN

Las ventas de Sivensa en el mercado local se ubicaron en US$ 170,9 millones, lo que representa el 62,4% de las ventas de Sivensa en el ejercicio fiscal 2002 y es 22,7% inferior a las ventas nacionales registradas en el período fiscal 2001. Las exportaciones de Sivensa en el ejercicio totalizaron US$ 102,7 millones. Este monto refleja una disminución de 8,5% con respecto al monto exportado en el ejercicio fiscal anterior.

4 Variaciones calculadas por Orinoco Iron a partir de datos mensuales publicados por el CRU Monitor / Steel Metallics, scrap, DRI and pig iron.



ANÁLISIS POR **SECTORES DE NEGOCIO**

Acero: La División Sidetur registró ventas de US$ 143,0 millones, 25% inferiores a las correspondientes al año fiscal anterior. A pesar de la disminución en las ventas, y gracias a los esfuerzos para reducir costos y gastos, y optimizar procesos, el margen operativo de Sidetur pasó de 10,3% en el año 2001 a 11,3% en el período fiscal 2002.



SECTOR ACERO

Briquetas: La división IBH vio reducido en 10,2% su nivel de ventas[5], que se ubicó en US$ 54,9 millones, y registró pérdida en operaciones de US$ 13,6 millones, en comparación con la pérdida de US$ 16,3 millones en el año precedente. Los precios promedio de exportación de las briquetas, aunque superiores a los del año anterior, continuaron siendo bajos en comparación con el promedio de los últimos 5 años. Por otra parte, la producción de Venprecar se ubicó en 571.792 TM, un 17% por debajo de la lograda en el período contable 2001. Los siguientes factores explican, fundamentalmente, la reducción de la producción de Venprecar:

1) La disminución de la capacidad operativa de la planta, como consecuencia de fallas de los tubos catalíticos del reformador de gas metano e intercambiadores de calor, los cuales han cumplido su vida útil, y, de acuerdo con los programas de inversiones anunciados en el reporte trimestral publicado en julio de 2002, serán sustituidos en los meses de febrero y marzo de 2003.

2) Problemas de calidad de las pellas de mineral de hierro (una de las materias primas para la fabricación de briquetas) que causaron canalizaciones en el reactor a principios del año fiscal. Este problema fue corregido a partir del cuarto mes del ejercicio fiscal.

5 La División IBH sólo consolida las operaciones de Venprecar. Los resultados de las empresas afiliadas (Orinoco Iron, Operaciones RDI y Brifer) se registran por el método de Participación Patrimonial.



BRIQUETAS

Alambre: La división Vicson, por su parte, registró ventas de US$ 72,4 millones, 9% inferiores a las del ejercicio fiscal anterior. Este resultado refleja un efecto neto del crecimiento en las actividades en las plantas de Colombia, y del decrecimiento en Venezuela. La utilidad operativa fue de US$ 5,7 millones, lo que arroja un margen operativo de 7,9%, ligeramente superior al obtenido en el período contable octubre 2000-septiembre 2001.

En la planta de Muña, ubicada en Bogotá, Colombia, se inició, a finales del período fiscal, la nueva etapa del proyecto de expansión de Proalco en Colombia, mediante la instalación de una línea de galvanizado en caliente, con una inversión adicional de US$ 3,6 millones. Esta inversión permitirá manufacturar el producto galvanizado en una región más cercana a los mercados, y a su vez, ofrecer un producto de mejor calidad. El proyecto representa un paso importante en la racionalización de las operaciones en Colombia, y en la estrategia de posicionarse en dicho mercado con productos de alta calidad.





SECTOR ALAMBRE

EFICIENCIA, CALIDAD Y REDUCCIÓN DE COSTOS

En el ejercicio fiscal, las divisiones de Sivensa y la Corporación continuaron profundizando los programas dirigidos a mejorar su eficiencia y a reducir costos. Entre estos programas se destacan:

- En Sidetur, se logró un manejo muy eficiente del capital de trabajo, el cual se cifró en US$ 23,8 millones. Asimismo, los productos y procesos de Sidetur aprobaron las auditorías de calidad para ser recertificada con la Marca Norven e ISO 9001. En el aspecto ambiental, la planta Sidetur Barquisimeto aprobó la auditoría realizada por el Ministerio del Ambiente. En materia de comercio, la división siderúrgica, Sidetur, participó activamente en varias negociaciones de alcance internacional. Entre los resultados de estas misiones, destaca la reapertura del mercado de exportación de cabillas a México.



- En Vicson, se llevó a cabo un redimensionamiento de sus centros operativos ubicados en Venezuela para ajustar su estructura en las áreas fabriles y administrativas, al nuevo volumen de la demanda. Como parte de este proceso, se redujo la nómina gerencial en las dos plantas (Antoon Bekaert y San Joaquín), medida que, en combinación con el aumento de la productividad, produjo una sensible reducción de costos y gastos.

- En IBH, se logró mantener las operaciones de Venprecar y de Orinoco Iron, a pesar de las restricciones de caja.

- A fin de ajustarse a una reducida demanda local de productos de acero y de alambres, y evitar un mayor impacto en los costos, las divisiones Sidetur y Vicson se vieron en la necesidad de reducir temporalmente las jornadas de trabajo.

En la Corporación, continuó la consolidación de algunas funciones administrativas con la división Sidetur. Asimismo, se reorganizó la gerencia de la División IBH en un equipo administrativo separado de Sivensa.

INVERSIÓN EN **ORINOCO IRON**

De acuerdo con la decisión anunciada a los accionistas en el Informe de la Junta Directiva correspondiente al año fiscal anterior, durante el período contable finalizado el 30 de septiembre de 2002, la planta Orinoco Iron sólo operó los dos trenes de un módulo de producción. En este período, se logró una producción de 631.788 TM en comparación con 383.816 TM en el pasado año fiscal, cuando algunos equipos presentaron fallas, corregidas posteriormente por los fabricantes.

Los equipos que fueron sustituidos por sus fabricantes durante el ejercicio fiscal fueron los siguientes: rehervidores de carbonato, rehervidores de condensado, y juntas de expansión de los reactores. Adicionalmente, posterior al cierre del ejercicio fiscal, se sustituyeron las válvulas de bola de la línea elevadora de mineral reducido a las briqueteadoras. Todos estos equipos han mostrado un desempeño satisfactorio desde su reemplazo.

Tal como se informó en un reporte anterior, a fin de mantener en operación el Módulo 1, y para disminuir los requerimientos de caja, fueron utilizadas ciertas piezas del Módulo 2. Estos componentes serán adquiridos próximamente, como parte del programa de reinicio de las operaciones de este Módulo.

En mayo de 2002, Orinoco Iron logró transar una demanda introducida contra un cliente. Dicho arreglo también incluyó la modificación del contrato de ventas en términos satisfactorios para ambas partes, lo que ha permitido continuar la relación con este cliente.

En cuanto a la reestructuración de pasivos, se destacan los siguientes acuerdos:

a) Se renegociaron los convenios de pago con la mayoría de los contratistas del proyecto, entre ellos Sadeven, Vencemos, Somor/Maquimor y HPC.

b) Se normalizó la situación de pagos con la mayoría de los proveedores de servicios y suministros, diferentes de los proveedores del Estado.

c) Se han adelantado negociaciones con los proveedores de fluidos (energía eléctrica y gas) y materia prima (mineral de hierro) habiéndose logrado un acuerdo con PDVSA Gas, poco después del cierre del ejercicio fiscal 2002.



REESTRUCTURACIÓN DE LA **DEUDA DE ORINOCO IRON**

Tal como se informó el año pasado, BHP Billiton anunció en marzo de 2001 que reconocería como pérdida su inversión en el proyecto Orinoco Iron, y cesaría sus futuras inversiones en este proyecto. En un comunicado, BHP Billiton explicó que su análisis sobre las condiciones operativas y financieras de Orinoco Iron no justificaban inversiones futuras en el proyecto. A partir de ese momento, IBH inició un proceso de conversaciones con BHP Billiton a fin de lograr acuerdos sobre las obligaciones y acuerdos preexistentes con la Asociación.

Durante el ejercicio fiscal concluido el 30 de septiembre de 2002, la gerencia de IBH y de Orinoco Iron concentró esfuerzos en las negociaciones con los bancos acreedores, BHP Billiton y los proveedores, con el fin de lograr una reestructuración de la deuda, en términos y condiciones aceptables para todas las partes. Como se mencionó en el punto (6) de este informe, se han alcanzado positivos acuerdos con algunos proveedores. También se ha adelantado un redimensionamiento organizativo de la compañía, a fin de hacer mas eficientes sus procesos. A la fecha, Orinoco Iron ha mostrado mejoras en su operación. No obstante, la incertidumbre existente ha dificultado la consecución de nuevos fondos. IBH y Orinoco Iron se encuentran analizando opciones para la obtención de dichos recursos, y, conjuntamente con BHP Billiton, continúan evaluando la incorporación de un nuevo accionista en Orinoco Iron.

Aún cuando no se ha alcanzado un acuerdo legalmente vinculante, BHP ha indicado que pudiera, si se cumplen determinadas condiciones y se obtienen las aprobaciones requeridas de las entidades gubernamentales involucradas y de las entidades financieras acreedoras de Orinoco Iron, estar dispuesta a acordar ciertas transacciones cuyo resultado sería una significativa reducción de su acreencia contra Orinoco Iron.

PLANTA **OPERACIONES RDI**

La planta Operaciones RDI (poseída por la filial IBH en un 50%) permaneció cerrada durante el ejercicio fiscal, debido a requerimientos de mantenimiento y a condiciones desfavorables del mercado, las cuales se mantienen a la fecha. La decisión de suspender las operaciones de la planta durante este año, fue comunicada en el Informe de la Junta Directiva correspondiente al ejercicio fiscal 2001.

REESTRUCTURACIÓN DE LA **DEUDA DE SIVENSA**

De acuerdo con los términos y condiciones de la segunda reestructuración de la deuda bancaria de Sivensa y Sidetur, que fueron aprobados por la asamblea extraordinaria de accionistas celebrada el 25 de enero de 2002, el 30 de mayo de 2002 entró en vigencia el contrato que regula dicha reestructuración, la cual está conformada por dos tramos: el Tramo A, por US$ 129,90 millones, el cual genera intereses calculados a la tasa de Libor + 3,5%; y el Tramo B, por US$ 125,00 millones, que no genera intereses. El vencimiento del préstamo reestructurado es en septiembre de 2007.

Como parte de las condiciones convenidas con los bancos, se emitieron, a favor de las instituciones financieras acreedoras, acciones comunes de Sivensa, en un monto equivalente al 15% de su capital social suscrito y pagado. Para estos efectos se realizó un aumento de capital, también aprobado por la ya citada asamblea. Asimismo se emitió, a favor de las instituciones financieras acreedoras, una acción dorada de Sivensa y de algunas de sus subsidiarias, la cual confiere derechos especiales de voto en ciertas materias y el derecho a designar un director principal y un director suplente en la junta directiva de tales sociedades. Por otra parte, para la inclusión y regulación de estas materias, se debió modificar el Documento Constitutivo-Estatutario de Sidetur, Sivensa y de algunas de sus filiales.

Las obligaciones de Sivensa y Sidetur bajo el préstamo quedaron garantizadas con: (i) prenda sobre las acciones propiedad de Sivensa en Vicson,

Torcar, Valvuvensa, Inversora Industrial del Centro, Inverside, Simalla, Smith Brocas, Sidetur, IBH y Sanchón; (ii) prenda sobre las cuentas por cobrar domésticas y de exportación de Sidetur, (iii) hipoteca sobre bienes inmuebles de Sivensa, Sidetur, Inverside y Simalla, y (iv) hipoteca sobre bienes muebles de Sidetur y Sanchón.

PROVISIONES

Provisión para inversiones en acciones:

En el Estado Consolidado de Resultados correspondiente al ejercicio 2002, se reporta una Provisión para Inversiones en Acciones de US$ 56,7 millones. Dicho monto está compuesto por: 1) Provisión para inversión en el Consorcio Siderurgia Amazonia Ltd. por US$ 30 millones, y 2) Provisión para inversión en Compañías Afiliadas de la Asociación con BHP Billiton, por US$ 26,7 millones. A continuación explicamos dichas provisiones:

- **Consorcio Amazonia y Sidor:** En noviembre de 2001, Sidor explicó que no le era posible cumplir con el pago de ciertas obligaciones financieras, y al mismo tiempo inició una renegociación con sus principales acreedores. Sivensa estima que, como resultado de este proceso, sea convertida en acciones la deuda convertible emitida por Amazonia en el año 2000, y, adicionalmente, se requiera un aporte de fondos por parte de algunos accionistas de Amazonia, en cuyo caso Sivensa no podrá participar. Anticipándose a los efectos de dilución que estas decisiones tendrán en la participación de Sivensa en su inversión en Amazonia, la empresa decidió realizar la provisión arriba citada.

  Al presente Sivensa tiene una participación de 13,25% en Amazonia, que a su vez posee el 70% de Sidor. Sivensa mantiene su inversión en Amazonia al valor según libros al 31 de marzo de 2000, fecha en que se reestructuró la deuda de Sidor.

- **Compañías afiliadas de la asociación con BHP Billiton.** Al cierre del ejercicio fiscal 2002, la división IBH decidió provisionar US$ 26,7 millones por su inversión en las empresas Orinoco Iron, Operaciones RDI y Brifer, las cuales integran su asociación con BHP Billiton, debido a las recurrentes pérdidas registradas por estas afiliadas, y porque aún no se ha logrado negociar una reestructuración de las deudas de Orinoco Iron, ni se ha obtenido el financiamiento adicional requerido por esta empresa.

Provisión para cuentas por Cobrar a Afiliadas:

Por otra parte, la filial IBH decidió provisionar, al cierre del ejercicio fiscal 2002, US$ 8,3 millones que corresponden a las cuentas por cobrar a las afiliadas Orinoco Iron y Operaciones RDI.

Las provisiones arriba citadas, por inversión en Amazonia, por Inversión en afiliadas de IBH y por cuentas por cobrar a compañías relacionadas de IBH, conforman un total de provisiones por US$ 65 millones, que permitirán iniciar el año fiscal 2003 con un balance que refleje claramente las operaciones y la situación financiera de la empresa.

FUNDAMETAL

Fundametal, Centro de Conocimiento Aplicado, logró mantener su nivel de actividades, a pesar de las dificultades por las que ha atravesado el sector empresarial, beneficiario principal de los servicios de formación para el trabajo que presta esta institución. Durante el ejercicio fiscal concluido el 30 de septiembre de 2002, se destaca entre los resultados más importantes, el despliegue de una efectiva labor de mercadeo, que ha permitido la inclusión de sectores no tradicionales como son el de alimentos y el de servicios. Asimismo, se ha puesto mayor énfasis en el programa de Alta Gerencia en Logística y Distribución, que se desarrolla en conjunto con el Latin America Logistics Center, así como en la Metodología Seis Sigma, proceso dirigido a reducir la variabilidad de los procesos. Este año, Fundametal logró la acreditación del Servicio Nacional de Certificación, Calidad y Metrología (Sencamer) para la formación de auditores en gestión de calidad ISO 9000-2000.

RECURSOS HUMANOS

Una vez más la capacidad de desprendimiento y compromiso de nuestros trabajadores ha quedado demostrada. Este año, Sivensa logró reestructurar su deuda en condiciones que se adaptan a las circunstancias actuales de la empresa. Los bancos de nuevo han confiado en la capacidad de Sivensa para recuperarse y cumplir sus obligaciones. Y esa confianza se debe, básicamente, al aporte hecho por los trabajadores, en su indoblegable esfuerzo por mejorar constantemente la calidad de los productos y procesos, y su disposición a enfrentar sacrificios que contribuyan a alcanzar los objetivos comunes. Confiamos en el compromiso de ese valioso capital humano para aceptar el reto de encaminar a Sivensa hacia la estabilidad y rentabilidad financiera.

Atentamente,

La Junta Directiva

Caracas, 14 de diciembre de 2002.



RECURSOS HUMANOS



ESTRUCTURA **ORGANIZATIVA**

SIDERÚRGICA VENEZOLANA "SIVENSA" S.A.

División	Empresa	Proceso / Planta	
División **SIDETUR**	**SIDERÚRGICA DEL TURBIO, S.A. "SIDETUR"** SIVENSA 100%	**PROCESO DE ACERÍA** Cap. Instalada Total: 835.000 TM/año	
		PROCESO DE LAMINACIÓN Cap. Instalada Total: 615.000 TM/año	
		PROCESO DE ELECTROSOLDADO Cap. Instalada Total: 67.000 TM/año	
		PROCESO DE RECOLECCIÓN DE CHATARRA Cap. Instalada Total: 600.000 TM/año	
División **IBH**	**IBH** SIVENSA 68,7% Acciones comunes inscritas en Nasdaq 18,1% CVG Ferrominera Orinoco 13,2%	**VENPRECAR** Cap. Instalada Total: 815.000 TM/año Proceso: Midrex. Producto: Briquetas IBH: 99% Público: 1%	
División **VICSON**	**VICSON, S.A.** SIVENSA 50,002% BEKAERT 49,998%	**PLANTA VALENCIA** Alambre industrial, especial y comercial VICSON 100%	**PLANTA SAN JOAQUÍN** Cables de acero Productos de alambre VICSON 100%

Barquisimeto
Cap. Instalada:
375.000 TM/año
Producto: Palanquillas
SIDETUR 100%

Casima
Cap. Instalada:
460.000 TM/año
Producto: Palanquillas de aceros comunes y especiales
SIDETUR 100%

Antímano
Cap. Instalada:
360.000 TM/año
Producto: Cabillas y barras
SIDETUR 100%

Barquisimeto
Cap. Instalada:
120.000 TM/año
Productos: Angulos y vigas
SIDETUR 100%

Guarenas
Cap. Instalada:
75.000 TM/año
Productos: Cabillas, barras, vigas, ángulos y pletinas
SIDETUR 100%

Lara
Capacidad:
60.000 TM/año
Productos: Barras, ángulos y pletinas
SIDETUR 100%

Valencia
Cap. Instalada:
67.000 TM/año
Productos: Mallas y cerchas
Sidepanel: 850.000 m²/año
SIDETUR 100%

Centros de Acopio en:
Caracas, Santa Lucía, Valencia, Cagua, Barquisimeto, Maracaibo, Ciudad Ojeda, El Vigía, Barcelona, Maturín, El Tigre, Puerto Ordaz

ASOCIACION IBH: 50% BHP Billiton: 50%

Orinoco Iron
Proceso: Finmet
Producto: Briquetas
Cap. Instalada:
2.2 MM TM/año

Operaciones RDI
Antigua Planta Fior
Cap. Instalada:
400.000 TM/año
(Fuera de Operaciones)

BRIFER
Tecnología, Patentes y Marca Finmet

Centro de Conocimiento Aplicado
FUNDAMETAL

Productora de Alambres Colombianos, S.A. Proalco
VICSON 50,25%
IDEAL ALAMBREC 16,75%
GRUPO COLOMBIANO 33%

Siderúrgica Venezolana Sivensa S.A.

Informe de los Contadores Públicos Independientes y Estados Financieros Consolidados en Dólares Estadounidenses de Conformidad con Normas Internacionales de Contabilidad (NIC)

30 de septiembre de 2002 y 2001

OPINION DE LOS CONTADORES PUBLICOS INDEPENDIENTES

A los Accionistas y la Junta Directiva de
Siderúrgica Venezolana " Sivensa", S.A.

1) Hemos examinado los balances generales consolidados de Siderúrgica Venezolana "Sivensa", S.A. (Sivensa) y sus filiales al 30 de septiembre de 2002 y 2001, y los estados consolidados conexos de resultados, de movimientos en las cuentas de patrimonio y de flujos de efectivo por los tres años finalizados el 30 de septiembre de 2002, preparados conforme a Normas Internacionales de Contabilidad (NIC). La preparación de dichos estados financieros con sus notas es responsabilidad de la gerencia de Sivensa. Nuestra responsabilidad es la de expresar una opinión sobre tales estados financieros con base en nuestros exámenes. Los estados financieros consolidados incluyen las cuentas de la filial VICSON, poseída en un 50,002%, los cuales muestran un total de activos consolidados en el 2002 por unos US$79,3millones (US$97,1 millones en el 2001) y una utilidad neta consolidada en el 2002 por unos US$0,9 millones (utilidad neta de US$2,5 millones en el 2001 y de US$0,3 millones en el 2000). Los estados financieros de esa filial fueron examinados por otros contadores públicos independientes, cuyo dictamen nos fue suministrado y nuestra opinión aquí expresada, en relación con los importes correspondientes a la referida filial, se basa únicamente en el dictamen de los otros contadores públicos.

2) Efectuamos nuestros exámenes de acuerdo con normas internacionales de auditoría, excepto por lo indicado en el tercer párrafo. Esas normas requieren que planifiquemos y efectuemos los exámenes para obtener una seguridad razonable de que los estados financieros no incluyan errores significativos. Un examen incluye las pruebas selectivas de la evidencia que respalda los montos y divulgaciones en los estados financieros; también incluye la evaluación de los principios de contabilidad utilizados y las estimaciones contables importantes hechas por la gerencia, así como de la adecuada presentación de los estados financieros. Consideramos que nuestros exámenes y el informe de los otros contadores públicos independientes proporcionan una base razonable para sustentar nuestra opinión.

A los Accionistas y la Junta Directiva

3) Como se indica en la Nota 2-e, Sivensa y sus filiales presentan sus edificios, maquinarias y equipos a valores revaluados determinados por avalúos realizados por tasadores independientes. Las normas internacionales de contabilidad requieren que periódicamente se actualicen los valores revaluados; dicha actualización debería ser hecha anualmente cuando se considera que existen condiciones cambiantes que pueden afectar de manera importante los valores revaluados. Sivensa y la mayoría de sus filiales no disponen de avalúos recientes. Los valores revaluados presentados en los estados financieros adjuntos, pudieran ser diferentes de los valores corrientes resultantes de nuevos avalúos a fecha reciente.

4) Como se indica en la Nota 9, al 30 de septiembre de 2001 Sivensa no había podido cumplir con ciertas condiciones de pago, así como tampoco había logrado cumplir con ciertos compromisos (covenants), establecidos en un contrato de préstamo a largo plazo con varios bancos, el cual al 30 de septiembre de 2001 tenía un saldo de US$194 millones y está presentado como pasivo a largo plazo en los estados financieros adjuntos a esa fecha. Dicha situación podía originar que la totalidad de la referida deuda fuera considerada de plazo vencido por parte de los bancos acreedores; bajo estas circunstancias, el saldo total de esta deuda debía ser presentado a corto plazo con el fin de cumplir con lo requerido por las normas internacionales de contabilidad. Como se explica en la Nota 9, en mayo de 2002 Sivensa completó los acuerdos con los bancos acreedores para la reestructuración a largo plazo de esta deuda financiera, por lo que nuestra opinión actual sobre los estados financieros al 30 de septiembre de 2001 difiere de la expresada el 17 de diciembre de 2001 en lo referente a este asunto.

5) En nuestra opinión, basados en nuestros exámenes y en el dictamen de los otros contadores públicos independientes, excepto por los posibles efectos de lo indicado en el tercer párrafo, los estados financieros consolidados adjuntos examinados por nosotros presentan razonablemente, en todos sus aspectos importantes, la situación financiera de Siderúrgica Venezolana " Sivensa", S.A. y sus filiales al 30 de septiembre de 2002 y 2001, y los resultados de sus operaciones y los flujos de efectivo por los tres años finalizados el 30 de septiembre de 2002, de conformidad con Normas Internacionales de Contabilidad (NIC).

(2)

A los Accionistas y la Junta Directiva

6) Como se indica en la Nota 8, el Consorcio Siderurgia Amazonia (Amazonia) y su filial Siderúrgica del Orinoco (SIDOR) no han logrado cumplir con ciertos límites financieros establecidos en algunos contratos de préstamo y SIDOR ha incumplido ciertos pagos a su fecha de vencimiento, lo cual origina que el saldo total de estos préstamos puedan ser considerados por los bancos acreedores como de plazo vencido. Amazonia y su filial han sufrido recurrentes pérdidas en resultados. Las acciones de Amazonia, incluyendo las poseídas por Sivensa, están dadas en garantía de un préstamo recibido por Amazonia. Adicionalmente, Sivensa ha otorgado ciertas garantías de cumplimiento por unos US$15 millones con relación a la privatización de SIDOR y garantías por unos US$109 millones sobre un préstamo recibido por SIDOR. Al 30 de septiembre de 2002 Sivensa mantiene una inversión con un valor neto según libros de US$12 millones, correspondiente a su participación accionaria del 13,25% en Amazonia. Actualmente, SIDOR está en negociaciones con sus acreedores para reestructurar estas deudas y/o capitalizar parte de ellas. A la fecha, no nos es posible anticipar el resultado de esta situación y el posible efecto, de haber alguno, sobre los estados financieros consolidados adjuntos.

7) Como se explica en la Nota 7, las filiales International Briquettes Holding (IBH) y Venezolana de Prerreducidos Caroní "Venprecar" han otorgado garantías sobre parte de un préstamo a largo plazo recibido por la afiliada Orinoco Iron; al 30 de septiembre de 2002 la parte garantizada por IBH y Venprecar es de US$351 millones. Durante el 2002 y 2001, Orinoco Iron no ha podido cumplir con las condiciones de pago y con ciertos compromisos (covenants) establecidos en este contrato de préstamo, lo cual origina que el saldo total del préstamo sea considerado por los bancos acreedores como de plazo vencido. Actualmente, Orinoco Iron e IBH están negociando con los bancos acreedores la reestructuración de esta deuda. A la fecha, no nos es posible anticipar el resultado de esta situación y el posible efecto, de haber alguno, sobre los estados financieros consolidados adjuntos.

8) Como se indica en la Nota 1, los precios a nivel mundial en la industria siderúrgica y la recesión económica en Venezuela han afectado negativamente los resultados de las operaciones y la situación financiera de Sivensa y sus filiales y afiliadas. Los factores exógenos antes descritos y la situación de las garantías indicadas en los párrafos sexto y séptimo, originan incertidumbre en cuanto a la capacidad de Sivensa y sus filiales como un negocio en marcha. La Gerencia de IBH y sus filiales y afiliadas están en negociaciones con

A los Accionistas y la Junta Directiva

los correspondientes bancos acreedores y adelantan otros planes para mejorar su rentabilidad y situación financiera; la Gerencia de Sivensa está en conocimiento de que Amazonia y SIDOR también están en negociaciones con sus acreedores. Los estados financieros consolidados adjuntos han sido preparados sobre la base de un negocio en marcha y no incluyen ajustes que pudieran derivarse de la resolución de estas incertidumbres.

ESPIÑEIRA, SHELDON Y ASOCIADOS

Carlos G. González
CPC 21291

Caracas, Venezuela
10 de diciembre de 2002

(4)

BALANCE GENERAL CONSOLIDADO

(Miles de dólares estadounidenses)

	30 de septiembre de	
	2002	2001
ACTIVO		
Activo circulante:		
Efectivo y sus equivalentes	34.307	24.867
Cuentas por cobrar -		
Clientes y otras (Nota 3)	32.253	38.243
Compañías relacionadas (Notas 7 y 17)	2.121	5.532
Anticipos a proveedores	2.631	1.536
Inventarios (Nota 4)	34.765	46.028
Gastos prepagados, impuesto diferido y otros activos circulantes (Nota 12)	2.007	5.948
Total activo circulante	108.084	122.154
Propiedades, plantas y equipos a valores revaluados, neto (Nota 5)	342.625	376.719
Inversiones (Nota 6) -		
Acciones y terrenos	17.770	50.170
En afiliadas registradas por el método de participación patrimonial	-	54.232
Cuentas con compañías relacionadas (Nota 17)	1.299	4.138
Impuesto diferido (Nota 12)	777	2.630
Repuestos y otros activos a largo plazo (Notas 4 y 9)	20.931	18.627
Total activo	491.486	628.670

Las notas anexas forman parte integral de los estados financieros consolidados

BALANCE GENERAL CONSOLIDADO

(Miles de dólares estadounidenses)

	30 de septiembre de 2002	2001
PASIVO Y PATRIMONIO		
Pasivo circulante:		
Préstamos bancarios (Nota 9)	8.334	12.332
Porción circulante de préstamos a largo plazo (Notas 9 y 11)	23.023	-
Cuentas por pagar -		
Proveedores	12.948	20.772
Compañías relacionadas (Nota 17)	23.803	22.899
Utilidades, vacaciones y otras acumulaciones para el personal	6.361	12.220
Impuestos (Nota 12)	2.160	5.070
Intereses y comisiones bancarias por pagar	667	5.978
Dividendos por pagar	89	177
Otros pasivos circulantes	8.269	9.037
Total pasivo circulante	85.654	88.485
Préstamos a largo plazo (Nota 9)	232.191	-
Deudas en proceso de reestructuración (Notas 9 y 10)	-	241.850
Acumulación para indemnizaciones laborales, neta de anticipos y préstamos al personal	5.632	9.215
Otros pasivos	3.215	5.213
Total pasivo	326.692	344.763
Intereses minoritarios en filiales	84.478	110.986
Patrimonio, según estado adjunto (Nota 13)	80.316	172.921
Total pasivo, intereses minoritarios y patrimonio	491.486	628.670

Las notas anexas forman parte integral de los estados financieros consolidados

ESTADO CONSOLIDADO DE RESULTADOS

(Miles de dólares estadounidenses, excepto información sobre acciones)

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
Ventas netas:			
Exportaciones	102.671	112.239	121.674
Nacionales	170.939	221.262	193.687
	273.610	333.501	315.361
Costo de ventas	(244.029)	(296.193)	(277.345)
Utilidad bruta	29.581	37.308	38.016
Gastos generales y de administración	(25.967)	(36.197)	(38.291)
Utilidad (pérdida) operativa	3.614	1.111	(275)
Intereses y otros gastos de financiamiento (Notas 9 y 10)	(27.790)	(48.588)	(42.008)
Ingreso por intereses (Nota 7)	941	3.500	11.903
Ganancia en cambio, neta (Nota 2-a)	13.944	402	693
	(12.905)	(44.686)	(29.412)
Participación en pérdidas de afiliadas (Nota 6)	(27.546)	(59.390)	(51.319)
Provisión para inversiones en acciones (Nota 6)	(56.759)	-	-
Provisión para cuentas por cobrar afiliadas (Nota 7)	(8.302)	-	-
Otros ingresos (egresos), neto (Notas 6 y 11)	(907)	(1.023)	3.020
	(93.514)	(60.413)	(48.299)
Pérdida antes de impuestos e intereses minoritarios	(102.805)	(103.988)	(77.986)
Impuestos (Nota 12)	(7.051)	(14.689)	(1.283)
Pérdida antes de intereses minoritarios	(109.856)	(118.677)	(79.269)
Intereses minoritarios en filiales	20.453	21.433	4.813
Pérdida neta por operaciones continuas	(89.403)	(97.244)	(74.456)
Pérdida neta por operaciones descontinuadas (Notas 1 y 2-b)	-	(7.617)	(29.023)
Pérdida neta	(89.403)	(104.861)	(103.479)
Pérdida neta por acción (en US$):			
Por operaciones continuas	(0,026)	(0,033)	(0,025)
Por operaciones descontinuadas	-	(0,002)	(0,010)
	(0,026)	(0,035)	(0,035)
Promedio ponderado de número de acciones en circulación (en miles)	3.485.890	2.963.007	2.963.007

Las notas anexas forman parte integral de los estados financieros consolidados

ESTADO CONSOLIDADO DE MOVIMIENTOS EN LAS CUENTAS DE PATRIMONIO

AÑOS FINALIZADOS EL 30 DE SEPTIEMBRE DE 2002, 2001 Y 2000

(Miles de dólares estadounidenses)

	Capital social	Monto en exceso (defecto) del valor par de las acciones	Revaluación de activo fijo	Utilidades no distribuidas Reserva legal	Utilidades no distribuidas (Déficit)	Acciones en tesorería y en poder de filiales	Total
Saldos al 30 de septiembre de 1999	281.676	47.762	128.814	44.428	(87.034)	(30.215)	385.431
Pérdida neta del 2000	-	-	-	-	(103.479)	-	(103.479)
Variación en revaluación	-	-	(6.985)	-	5.763	-	(1.222)
Compra y venta de acciones en poder de una filial	-	-	-	-	-	(95)	(95)
Saldos al 30 de septiembre de 2000	281.676	47.762	121.829	44.428	(184.750)	(30.310)	280.635
Pérdida neta del 2001	-	-	-	-	(104.861)	-	(104.861)
Variación en revaluación	-	-	(6.041)	-	3.197	-	(2.844)
Dividendos en acciones	4.574	(9.279)	-	-	(24.162)	28.867	-
Compra y venta de acciones en poder de una filial	-	(9)	-	-	-	-	(9)
Saldos al 30 de septiembre de 2001	286.250	38.474	115.788	44.428	(310.576)	(1.443)	172.921
Pérdida neta del 2002	-	-	-	-	(89.403)	-	(89.403)
Variación en revaluación	-	-	(7.787)	-	3.480	-	(4.307)
Aumento de capital	12.283	(11.178)	-	-	-	-	1.105
Incremento de la reserva legal	-	-	-	52	(52)	-	-
Saldos al 30 de septiembre de 2002	298.533	27.296	108.001	44.480	(396.551)	(1.443)	80.316

Las notas anexas forman parte integral de los estados financieros consolidados

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO

(Miles de dólares estadounidenses)

	Años finalizados el 30 de septiembre de 2002	2001	2000
FLUJOS DE EFECTIVO POR ACTIVIDADES OPERACIONALES:			
Pérdida neta	(89.403)	(104.861)	(103.479)
Ajustes para conciliar la pérdida neta con el efectivo neto provisto por actividades operacionales -			
Intereses minoritarios en filiales	(20.453)	(21.433)	(4.813)
Pérdida en dilución de Amazonia	-	-	1.640
Participación patrimonial en afiliadas	27.546	59.390	51.319
Provisión para inversiones en acciones	56.759	-	-
Provisión para cuentas por cobrar afiliada	8.302	-	-
Depreciación y amortización	30.019	30.165	40.906
Diferencia en cambio	(13.944)	(402)	(2.523)
Ingresos por intereses no cobrados	-	(3.048)	(9.986)
Impuesto diferido	2.780	11.298	77
Intereses acumulados sobre préstamos a largo plazo	21.336	-	-
Provisión para inventario de lento movimiento	388	5.010	-
Provisión de cuentas de cobro dudoso	3.076	1.617	5.517
Provisión para disminuir en el valor de mercado de inversiones y para otros activos	1.571	-	-
Pérdida en operaciones descontinuadas	-	7.617	29.023
Variación neta en cuentas operacionales -			
Cuentas comerciales por cobrar	(14.532)	(9.055)	10.367
Otras cuentas por cobrar	5.225	(3.030)	(3.745)
Inventarios	10.875	3.866	8.764
Anticipos a proveedores, impuestos diferidos y otros activos	(573)	9.816	(7.466)
Gastos pagados por anticipado e impuesto diferido circulante	1.161	632	(336)
Indemnizaciones laborales	1.958	1.205	1.769
Cuentas por pagar, gastos acumulados y otros pasivos	(7.549)	29.690	(10.498)
Efectivo neto provisto por actividades operacionales	24.542	18.477	6.536
FLUJOS DE EFECTIVO POR ACTIVIDADES DE INVERSION:			
Venta de inversiones	-	21.000	26.753
Adiciones a inversiones	-	(2.000)	(9.800)
Adquisiciones de propiedades, plantas y equipos	(4.511)	(7.999)	(33.526)
Préstamos cobrados a afiliadas	-	-	25.287
Adquisiciones de participaciones sobre préstamos a largo plazo	-	-	(25.287)
Efectivo neto (usado en) provisto por actividades de inversión	(4.511)	11.001	(16.573)
FLUJOS DE EFECTIVO POR ACTIVIDADES DE FINANCIAMIENTO:			
Préstamos recibidos a corto plazo	-	4.820	52.106
Préstamos pagados a corto plazo	(3.748)	-	(169.259)
Préstamos recibidos a largo plazo	-	-	273.310
Pagos de préstamos a largo plazo	(7.971)	(19.000)	(205.671)
Adelanto recibido por la venta a futuro de cuentas por cobrar	-	-	47.830
Papeles comerciales	-	-	(10.254)
Efectivo neto usado en actividades de financiamiento	(11.719)	(14.180)	(11.938)
DIFERENCIAL CAMBIARIO SOBRE EL EFECTIVO Y SUS EQUIVALENTES	1.128	(306)	(770)
EFECTIVO Y SUS EQUIVALENTES:			
Aumento (disminución) del año	9.440	14.992	(22.745)
Saldo al principio del año de las filiales vendidas (Nota 2-b)	-	(3.041)	(5.741)
Saldo al principio del año	24.867	12.916	41.402
Saldo al final del año	34.307	24.867	12.916
INFORMACION COMPLEMENTARIA:			
Efectivo pagado durante el año por -			
Intereses	4.958	6.464	38.913
Impuesto	4.167	4.318	5.426
INFORMACION COMPLEMENTARIA SOBRE ACTIVIDADES QUE NO MOVILIZARON EFECTIVO:			
Aumento de capital	1.105	-	-
Cuentas por cobrar contribuidas para suscribir aumento de capital social en afiliada (Nota 18)	-	-	40.472
Dividendos en acciones (Nota 13)	-	33.441	-

Las notas anexas forman parte integral de los estados financieros consolidados

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
30 DE SEPTIEMBRE DE 2002, 2001 Y 2000

NOTA 1 - OPERACIONES:

Sivensa es una empresa venezolana fundada en 1948. Sivensa y sus filiales (véase la Nota 2-b) se dedican a la manufactura y comercialización de productos siderúrgicos, reducción de hierro en forma de briquetas y productos de alambre (véase la Nota 16) y hasta mayo de 2001 también se dedicaron a la manufactura y comercialización de partes automotrices originales y repuestos. Todas sus plantas se encuentran ubicadas en Venezuela, excepto las plantas de la filial Proalco, que están ubicadas en Colombia.

A pesar de que durante el 2002 se produjo una recuperación en los precios a nivel mundial en la industria siderúrgica, esta situación de bajos precios y la recesión económica en Venezuela han afectado negativamente los resultados de las operaciones y la situación financiera de Sivensa y de sus filiales y afiliadas. La Gerencia de Sivensa y sus filiales adelantan planes para mejorar su rentabilidad y situación financiera. Asimismo, la gerencia de la afiliada Orinoco Iron y sus accionistas se encuentran evaluando opciones para la obtención de financiamiento adicional y están negociando el obtener una reducción importante sobre la actual deuda de Orinoco Iron (véase la Nota 7).

Operaciones descontinuadas - Sector Automotriz

Durante el ejercicio finalizado el 30 de septiembre de 2000, Sivensa vendió, por US$17,3 millones, cuatro de sus filiales parcialmente poseídas pertenecientes al sector automotriz: Componentes Venezolanos de Dirección, S.A. "Covendisa" (poseída en un 60%); Gabriel de Venezuela, C.A. (poseída en un 58%) y su principal filial Carvica, C.A.; Hayes Wheels de Venezuela, C.A. (antes Ruedas de Venezuela, C.A. "Rudeveca") (poseída en un 51%) y Metalúrgica Carabobo, S.A. "Metalcar" (poseída en un 51%). Al 30 de septiembre de 2000 la venta de estas filiales no representó una disposición de un segmento de negocio.

Adicionalmente, en mayo de 2001 Sivensa vendió a Dana Corporation su participación en la filial C.A. Danaven (poseída en 51%) y su filial Danaven Rubber Products, C.A., así como la inversión que Sivensa mantenía en la afiliada Industrias de Ejes y Transmisiones S.A. "Transejes" (poseída en 49%) por un total de US$21.000.000 (véase la Nota 6). Dicha filial representaba el sector automotriz de Sivensa a esa fecha. El precio de venta fue el valor patrimonial al 30 de septiembre de 2000.

La Gerencia considera que las ventas de Danaven y de su filial Danaven Rubber Products, C.A. en el 2001, junto con la venta de las otras filiales pertenecientes al sector automotriz efectuadas en el 2000, constituyen una disposición del segmento de negocio "sector automotriz". Los efectos en resultados de estas transacciones se incluyen en el rubro "Pérdida neta por operaciones descontinuadas", neto de impuestos e intereses minoritarios.

A continuación se presenta un resumen de la información financiera de las cinco filiales vendidas (sector automotriz), hasta la fecha de su venta:

	Datos hasta la fecha de la venta Años finalizados el 30 de septiembre de 2001	 2000
Datos del balance general (a la fecha de venta):		
Activo (pasivo) circulante, neto	(35.938)	2.531
Propiedades, plantas y equipos, neto	114.913	28.052
Total activo	188.124	49.611
Total pasivo	164.927	19.781
Patrimonio	22.581	32.492
Participación de minoritarios en el patrimonio de estas filiales	11.065	13.223
Datos del estado de resultados:		
Ventas netas	101.332	216.671
Utilidad (pérdida) bruta	90	(24.933)
Pérdida operativa	(11.912)	(51.199)
Pérdida neta	(23.677)	(48.371)
Participación de minoritarios en la utilidad neta de estas filiales	11.633	21.016
Ganancia en venta de filiales	4.427	(1.668)
Pérdida neta por operaciones descontinuadas	(7.617)	(29.023)

NOTA 2 - BASES DE PRESENTACION Y PRINCIPIOS DE CONTABILIDAD:

La Compañía está sometida al control de la Comisión Nacional de Valores en Venezuela (CNV) y, por lo tanto, está obligada a presentar sus estados financieros en bolívares (Bs), de acuerdo con principios de contabilidad de aceptación general en Venezuela, y emite estados financieros consolidados y paga dividendos sobre esta base. Para todos los fines estatutarios y legales en Venezuela, esta es la base contable a ser utilizada.

a) Bases de presentación y traducción a dólares estadounidenses -

Para propósitos de presentación de informes, Sivensa ha elegido presentar sus estados financieros de acuerdo con las Normas Internacionales de Contabilidad (NIC) y en dólares estadounidenses (US$), por considerar que esta es información útil y relevante para sus accionistas y bancos acreedores. El US$ es su moneda de medición, debido a que Sivensa, tiene significativas ventas, costos, gastos y deudas denominadas en esa moneda.

Los estados financieros consolidados adjuntos incluyen ciertos ajustes a los estados financieros en bolívares históricos para presentarse de acuerdo con las normas internacionales de contabilidad (NIC). Los estados financieros en bolívares históricos fueron traducidos a dólares estadounidenses de acuerdo con la Norma Internacional de Contabilidad N° 21 (IAS-21) y su Interpretación N° 19 (SIC-19) en lo aplicable a una entidad cuya moneda de medición y moneda de reporte son iguales. De acuerdo con la IAS-21 y SIC-19, en dicho caso: (i) Las cuentas de activos no monetarios y capital son ajustados a las tasas de cambio históricas, (ii) Activos y pasivos monetarios son ajustados a la tasa de cambio al cierre, (iii) Ingresos y gastos son ajustados usando la tasa de cambio promedio del período, excepto las partidas relacionadas con activos y pasivos no

monetarios (costo de ventas, depreciación y amortización de intangibles), los cuales son ajustados usando tasas de cambio históricas; el ajuste por traducción es incluido en los resultados del año. Los saldos históricos en bolívares fueron traducidos a dólares estadounidenses como sigue:

Cuentas	Tasa de cambio
Balance general:	
Activo circulante, excepto inventarios y gastos prepagados	Final del año
Pasivo	Final del año
Inventarios	Histórica
Propiedades, plantas y equipos	Histórica
Cargos diferidos, excepto impuesto diferido	Histórica
Patrimonio	Histórica
Estado de resultados:	
Ventas netas	Promedio mensual
Costo de ventas	Histórica
Depreciación y amortización	Histórica
Materiales y suministros usados en las operaciones	Promedio mensual
Gastos generales y de administración	Promedio mensual
Intereses y otros ingresos (egresos)	Promedio mensual

Las ganancias y pérdidas en cambio surgen principalmente del efecto de las fluctuaciones cambiarias sobre las partidas monetarias netas denominadas en bolívares, y se incluyen en el estado de resultados del año. Sivensa y sus filiales tenían los siguientes saldos monetarios en bolívares en las fechas indicadas:

	30 de septiembre de	
	2002	2001
	(Millones)	
Activos:		
Efectivo y sus equivalentes	Bs 3.255	Bs 4.221
Cuentas por cobrar y otros activos monetarios	24.413	23.329
Total activos monetarios	27.668	27.550
Pasivos:		
Préstamos bancarios y préstamos a largo plazo	1.050	74
Cuentas por pagar a proveedores y otros pasivos	30.365	42.892
Total pasivos monetarios	31.415	42.966
Total pasivos monetarios netos, en bolívares	Bs(3.747)	Bs(15.416)
Total pasivos monetarios netos, equivalentes en dólares estadounidenses	(US$2,54)	(US$20,75)

Sivensa y sus filiales no realizan operaciones de cobertura (Hedging) sobre sus saldos y transacciones en bolívares.

La tasa de cambio al final del año, las tasas de cambio promedio para cada año y los aumentos en el Indice de Precios al Consumidor (IPC), publicado por el Banco Central de Venezuela (BCV) fueron los siguientes:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
Tasa de cambio para el dólar estadounidense al final del año (Bs/US$1) (Nota 14)	1.474	743	691
Tasa de cambio promedio para el dólar estadounidense por el año (Bs/US$1)	1.043	713	665
Aumento en el Indice de Precios al Consumidor (IPC) del año (%)	28	12	16

b) Principios de consolidación -
Los estados financieros consolidados incluyen las cuentas de Sivensa y todas sus filiales poseídas en más de un 50%. Las filiales con operaciones más significativas incluidas en la consolidación son las siguientes:

- Totalmente poseídas: Siderúrgica del Turbio, S.A. "Sidetur" y sus filiales y Tornillos Carabobo, C.A. "Torcar".

- Parcialmente poseídas: Vicson, S.A. (50,002%) y su principal filial Productora de Alambres Colombianos, S.A. "Proalco"; Smith Brocas, C.A. (51,0%); Fior de Venezuela, S.A. (60,0%); International Briquettes Holding (68,7%) y su principal filial Venezolana de Prerreducidos Caroní "Venprecar", C.A., véase la Nota 7.

Como se indica en la Nota 1, durante el 2001 y 2000, Sivensa vendió las filiales del sector automotriz, lo cual fue considerado como la disposición de un segmento de negocio, por lo que los estados financieros del 2000 y 1999 fueron reestructurados para presentar los resultados de estas filiales como operaciones descontinuadas.

Durante el ejercicio finalizado el 30 de septiembre de 2000, Sivensa vendió por US$4,4 millones su participación en la filial parcialmente poseída en un 51%, Cameron Venezolana, S.A. "Cameron". La venta generó una ganancia consolidada de unos US$3,3 millones, la cual se presenta en el rubro de Otros ingresos (egresos) netos del 2000 (véase la Nota 11). A continuación se presenta un resumen de la información financiera de esta filial vendida:

	Período finalizado hasta la fecha de la venta en el 2000
Datos del balance general al final del período:	
Activo (pasivo) circulante, neto	(3.256)
Propiedades, plantas y equipos, neto	4.612
Total activo	13.208
Total pasivo	11.852
Patrimonio	1.356
Participación de minoritarios en el patrimonio de esta filial	692
Datos del estado de resultados:	
Ventas netas	2.283
Utilidad bruta	1.632
Utilidad operativa	375
Utilidad neta	287
Participación de minoritarios en la utilidad neta de esta filial	146

International Briquettes Holding (IBH) realizó una oferta pública para intercambiar una acción común de IBH por cada tres Global Depositary Shares (GDS) en circulación de Venprecar (filial inicialmente poseída en un 72% por Sivensa). El intercambio se completó el 19 de noviembre de 1997; luego del intercambio Venprecar pasó a ser una subsidiaria poseída en un 98,4% por IBH. El intercambio de acciones de Venprecar poseídas por Sivensa fue contabilizado como una combinación de negocios entre compañías bajo control común. El intercambio de acciones de Venprecar, poseídas por los accionistas minoritarios, fue contabilizado como una transacción de compra. El monto en exceso del precio de compra sobre el valor según libros de los activos adquiridos, para la porción correspondiente a los intereses minoritarios, fue de US$9,9 millones, el cual incluye US$2,7 millones de costos de adquisición relacionados. Este monto fue asignado a propiedades, plantas y equipos (con base en un avalúo independiente) y será amortizado en la vida útil estimada de la planta y equipos de Venprecar.

Las transacciones y saldos significativos intercompañías se eliminan en consolidación. Los intereses minoritarios representan intereses de terceros en el patrimonio y la ganancia o pérdida neta de las filiales que no son totalmente poseídas.

c) Inventarios -
Los inventarios están valorados al menor entre el costo y el valor neto de realización. Los costos de productos terminados, productos en proceso y materias primas se determinan por el método del costo promedio. Los costos de repuestos y suministros se determinan por el método de primeras entradas, primeras salidas (PEPS). Los repuestos considerados estratégicos se presentan como activos a largo plazo.

d) Inversiones -
Las inversiones en compañías donde la participación es entre el 20% y 50% se registran por el método de participación patrimonial (véase la Nota 6). Las inversiones en compañías donde la participación es inferior al 20%, las cuales son consideradas disponibles para la venta y cuyos valores razonables no son conocidos, se registran al costo; las disminuciones en el valor consideradas como no temporales se incluyen en el estado de resultados del año.

Los terrenos y otros inmuebles disponibles para la venta están valorados al menor entre el costo y el valor neto de realización.

e) Propiedades, plantas y equipos -
Los edificios, maquinarias y equipos se registran a valores revaluados según avalúos realizados por tasadores independientes en 1997 y 2002; los valores revaluados representan los valores de reposición depreciados de los activos. La diferencia entre el costo histórico de los activos y los valores revaluados se incluye directamente en una cuenta de patrimonio. Los terrenos y otros activos fijos se registran a su costo de adquisición. Las adiciones, renovaciones y mejoras se capitalizan, mientras que el mantenimiento y las reparaciones menores que no mejoran o aumentan la vida útil del activo se incluyen en los resultados. Sivensa capitaliza al costo del activo fijo los intereses en proyectos específicos cuando la construcción toma un tiempo considerable o representa costos importantes.

La depreciación se calcula con base en el método de línea recta, según la vida útil estimada de los activos, excepto para las maquinarias y equipos de Venprecar y la planta de Casima, la cual se calcula con base en el método de unidades de producción. En el caso de los activos revaluados la vida útil utilizada es la determinada en los avalúos.

f) Costos de contratación de deuda -
Los costos incurridos en la contratación de deuda se registran en Otros activos y se amortizan en el plazo de la deuda, véase la Nota 9.

g) Acumulación para indemnizaciones laborales y utilidades -
Sivensa y sus filiales acumulan el pasivo para las indemnizaciones por terminación de la relación de trabajo de su personal, que son un derecho adquirido de los trabajadores, con base en las disposiciones de la Ley Orgánica del Trabajo y del Contrato Colectivo vigente. Dicho pasivo se presenta neto de los anticipos que por este concepto se le otorguen al personal. La Ley Orgánica del Trabajo, entre otros aspectos, establece una indemnización equivalente a un mínimo de 45 días de salario por año (hasta un máximo de 90 días, dependiendo de los años de servicio).

Adicionalmente, la Ley del Trabajo establece una bonificación para los trabajadores en un monto anual equivalente al 15% de la utilidad de la Compañía antes de impuestos, sujeto a un pago mínimo de 15 días de salario y un pago máximo de 120 días de salario. Sivensa acumuló y pagó un bono por concepto de utilidades equivalente a 120 días de salario en los años fiscales finalizados en el 2002, 2001 y 2000. Sivensa y sus filiales no poseen un plan de pensiones u otros programas de beneficios post-retiro.

h) Pérdida neta por acción (básica y diluida) -
La pérdida neta por acción se determina dividiendo la pérdida neta del año entre el promedio ponderado de acciones emitidas, menos las acciones en tesorería y en poder de filiales. La pérdida neta por acción se

ajusta retroactivamente por los dividendos en acciones. La pérdida neta por acción básica y diluida es la misma para todos los períodos presentados, ya que la Compañía no tenía instrumentos potencialmente dilutivos, excepto por las opciones sobre acciones indicadas en la Nota 13, las cuales no son significativas.

i) Ventas -
Las ventas se registran como ingresos cuando se transfiere la titularidad y riesgos de los bienes vendidos.

j) Impuesto sobre la renta diferido -
Sivensa registra el impuesto sobre la renta de acuerdo con la Norma Internacional de Contabilidad N° 12 (IAS-12) "Contabilidad para el Impuesto sobre la Renta". La IAS-12 requiere de un método de activos y pasivos para la contabilización del impuesto sobre la renta. Bajo este método, el impuesto sobre la renta diferido refleja el efecto neto de las consecuencias fiscales que se esperan a futuro como resultado de: (a) "Diferencias temporales" por la aplicación de tasas de impuesto estatutarias aplicables a años futuros para las diferencias entre los montos según los estados financieros y las bases impositivas de activos y pasivos existentes y; (b) Créditos fiscales y pérdidas fiscales trasladables. Adicionalmente, bajo la IAS-12, se reconoce en la utilidad del año el efecto sobre el impuesto diferido de una variación en las tasas impositivas. Una provisión es reconocida cuando es probable que el impuesto diferido activo, o parte de él, no será realizado.

k) Flujos de efectivo -
Sivensa y sus filiales consideran como equivalentes de efectivo todas aquellas inversiones altamente líquidas a corto plazo, con vencimientos a menos de tres meses a partir de su fecha de adquisición.

l) Uso de estimaciones en la preparación de los estados financieros -
La preparación de los estados financieros de conformidad con las normas internacionales de contabilidad requiere que la Gerencia haga estimaciones que afectan los saldos de activos y pasivos registrados y la divulgación de activos y pasivos contingentes y los saldos de ganancias y pérdidas registrados durante los respectivos años. Los resultados finales pueden variar en comparación con los estimados iniciales.

m) Valor justo de los instrumentos financieros -
El valor según libros del efectivo y sus equivalentes, cuentas por cobrar comerciales y cuentas por pagar se aproxima a sus valores justos de mercado, debido a que estos instrumentos tienen vencimientos a corto plazo. Debido a que la mayoría de los préstamos, papeles comerciales y otras obligaciones financieras de Sivensa tiene intereses susceptibles a variaciones del mercado, la Gerencia considera que los valores según libros se aproximan al valor justo de mercado, excepto un préstamo a largo plazo sin intereses por unos US$125 millones, el cual tiene un valor justo estimado en US$95 millones, véase la Nota 9.

n) Concentraciones de riesgo de crédito y riesgo en tipo de cambio -
Los instrumentos financieros expuestos a una concentración de riesgo de crédito están compuestos principalmente por equivalentes de efectivo y cuentas por cobrar comerciales. El efectivo de Sivensa está colocado en un grupo diversificado de instituciones financieras y las cuentas por cobrar comerciales están dispersas entre una amplia base de clientes, y Sivensa y sus filiales evalúan regularmente la situación financiera de sus clientes. En ciertas oportunidades ha existido una concentración de cuentas por cobrar con partes relacionadas, véase la Nota 17.

Sivensa ha exportado el 38%, 34% y 39% en el 2002, 2001 y 2000, respectivamente, de sus ventas anuales, principalmente a los Estados Unidos de América; por lo tanto, parte de las ventas de la Compañía está

denominada en dólares estadounidenses, mientras que parte de sus costos y gastos están denominados en bolívares (véase la Nota 2-a). Como resultado de esto, variaciones entre inflación y devaluación del bolívar pueden afectar los márgenes operativos.

o) Instrumentos derivados y actividades de cobertura -
La IAS-39 "Contabilización de instrumentos financieros" establece normas de contabilidad y divulgación para instrumentos derivados, los cuales deberán ser contabilizados en el balance general como parte del activo o pasivo a su correspondiente valor de mercado. La Compañía no ha identificado instrumentos calificables como derivados.

p) Reconocimiento de la pérdida de valor o deterioro de activos de larga vida -
La IAS-36 "Contabilidad para el Reconocimiento de la Pérdida de Valor o Deterioro de Activos de Larga Vida" requiere que la Compañía evalúe el posible deterioro de valor de los activos de larga vida que posee o usa, cuando eventos indican que el valor registrado de un activo puede no ser recuperable. Si se estima que el valor de uso de un activo es menor a su valor según libros, entonces el activo es disminuido a su valor razonable. El valor razonable es generalmente determinado con base en los flujos de caja netos futuros descontados estimados.

q) Información por segmentos de negocio -
La IAS-14 "Divulgaciones sobre los segmentos de negocio de una compañía" requiere que una compañía divulgue su información financiera y descriptiva acerca de sus segmentos operativos. En líneas generales, se requiere presentar como primaria la información financiera de los segmentos de acuerdo con la misma base o bases similares a las que se utilizan internamente para la evaluación del riesgo y rendimiento de los segmentos y para las decisiones asociadas con los métodos de asignación de recursos a los segmentos. La Gerencia considera que Sivensa tiene operaciones en los segmentos de negocios indicados en la Nota 16 y que opera básicamente en un solo país.

NOTA 3 - CUENTAS POR COBRAR:

Las cuentas por cobrar comprenden lo siguiente:

	30 de septiembre de	
	2002	2001
	(Miles de dólares estadounidenses)	
Clientes (Nota 9)	33.529	35.561
Impuesto al valor agregado (Nota 12)	2.018	2.341
Incentivos a la exportación y reintegro de impuestos de importaciones	4.558	7.657
Reclamo el seguro	-	488
Otras cuentas por cobrar	1.625	4.749
Provisión para cuentas de cobro dudoso	(9.477)	(12.553)
	32.253	38.243

Los incentivos a la exportación y reintegro de impuestos de importación (Draw back), establecidos en la Ley de Aduanas en Venezuela, representan reembolsos pendientes a las filiales exportadoras.

NOTA 4 - INVENTARIOS:

Los inventarios comprenden lo siguiente:

	30 de septiembre de	
	2002	2001
	(Miles de dólares estadounidenses)	
Productos terminados	8.362	13.131
Productos en proceso	5.019	7.657
Materia prima (Nota 17)	8.137	8.159
Repuestos y suministros	23.267	29.134
Materiales en tránsito	1.240	596
Provisión para inventarios de lento movimiento	(3.510)	(3.898)
	42.515	54.779
Menos: Repuestos presentados a largo plazo	(7.750)	(8.751)
	34.765	46.028

NOTA 5 - PROPIEDADES, PLANTAS Y EQUIPOS:

Las propiedades, plantas y equipos comprenden lo siguiente:

		30 de septiembre de			
		2002			2001
	Vidas útiles estimadas	Costo	Revaluación	Total	Total
		(Miles de dólares estadounidenses)			
Edificios y mejoras	10 a 40 años	57.297	11.202	68.499	78.104
Maquinarias y equipos	7 a 20 años y unidades de producción	513.603	34.268	547.871	549.647
Herramientas	5 a 10 años	3.428	-	3.428	3.428
Equipo automotriz	5 a 10 años	9.349	115	9.464	10.119
Mobiliario y enseres	3 a 5 años	12.707	1.364	14.071	16.855
		596.384	46.949	643.333	658.153
Depreciación acumulada		(407.189)	90.397	(316.792)	(298.269)
		189.195	137.346	326.541	359.884
Terrenos y mejoras		10.526	-	10.526	10.469
Obras y mejoras en proceso, maquinaria en tránsito y otros		5.558	-	5.558	6.366
		205.279	137.346	342.625	376.719

El gasto de depreciación de los años finalizados el 30 de septiembre de 2002, 2001 y 2000 fue de US$26,9 millones, US$27,7 millones y US$30 millones, respectivamente, cargado principalmente a costo de ventas.

De acuerdo con revisiones efectuadas por la Gerencia de la filial Venprecar, se requieren ciertas reparaciones mayores en el Reformador de Gas y en el Recuperador de Calor para regularizar la capacidad productiva de la planta de Venprecar. El costo de la reparación y reposición de equipos estimado por la Gerencia es de unos US$11 millones. Durante el 2002 la filial Venprecar ha efectuado pagos anticipados por unos US$1,2 millones para la compra de materiales necesarios para realizar dichas reparaciones, las cuales se estiman se iniciarán en el segundo trimestre del año fiscal 2003.

NOTA 6 - INVERSIONES:

Las inversiones clasificadas como a largo plazo comprenden lo siguiente:

	30 de septiembre de	
	2002	2001
	(Miles de dólares estadounidenses)	
Terrenos y otros inmuebles disponibles para la venta registrados al costo	5.148	6.243
Acciones que no cotizan en bolsas de valores registradas al costo (Nota 2-d):		
Consorcio Siderurgia Amazonia, Ltd., 13,25% del capital social (Nota 8)	42.073	42.073
Provisión para inversión en Consorcio Siderurgia Amazonia, Ltd. (Nota 8)	(30.073)	-
Otras	622	1.854
	17.770	50.170
Inversiones en acciones de afiliadas registradas por el método patrimonial:		
Compañías de la Asociación con BHP (inversión en acciones y préstamos a largo plazo), 50% del capital social (Nota 7)	26.686	54.232
Provisión para inversión en afiliadas (Nota 7)	(26.686)	-
	-	54.232

La participación patrimonial en las pérdidas de afiliadas comprende lo siguiente:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Consorcio Siderúrgia Amazonia (Nota 8)	-	-	(25.861)
Compañías de la Asociación con BHP (Nota 7)	(27.546)	(59.390)	(25.458)
	(27.546)	(59.390)	(51.319)

En marzo de 2000 Consorcio Siderurgia Amazonia, Ltd. efectuó un aumento de capital social, pero Sivensa no participó en la correspondiente suscripción de las nuevas acciones; esto originó que su participación en el capital social de Amazonia se diluyera del 20% al 13,25% (véase la Nota 8). Sivensa reconoció el efecto de esta dilución como una pérdida en los resultados del período. El efecto neto de esta dilución fue de US$1,6 millones, el cual se incluye en Otros ingresos (egresos) netos del año finalizado el 30 de septiembre de 2000 (véase la Nota 11). Como consecuencia de esta dilución, a partir de marzo de 2000, Sivensa dejó de registrar participación patrimonial sobre Amazonia y mantiene su inversión al valor según libros que tenía al 31 de marzo de 2000, véase la Nota 8.

Durante el 2000 Amazonia emitió deuda convertible en acciones, pero Sivensa no participó en esta emisión. Si esta deuda fuese convertida en acciones, la participación de Sivensa en Amazonia podría diluirse al 10,5%.

Al 30 de septiembre de 2002 las cuentas por cobrar a largo plazo incluyen unos US$1,1 millones con Amazonia, véase la Nota 17.

NOTA 7 - ASOCIACION CON BHP:
Fior de Venezuela, S.A., una filial poseída en un 60%, estaba desarrollando un proyecto para la construcción de una nueva planta de reducción directa de mineral de hierro en la región venezolana de Guayana. Esta planta aplica la tecnología denominada Finmet (Finos metalizados) desarrollada por Fior y Voest-Alpine Industrieanlagenbau (VAI) (véase la Nota 15). En septiembre de 1997 los costos de este proyecto eran de unos US$66,1 millones que correspondían, principalmente, a costos de terrenos, proyectos de ingeniería básica y de detalle, y servicios técnicos. En septiembre de 1997 International Briquettes Holding (IBH), filial inicialmente poseída por Fior en un 100% (véase la Nota 2-b), aportó la mayor parte de los activos netos de Fior (incluyendo los costos del Proyecto) para formar una asociación con la compañía minera australiana The Broken Hill Proprietary Company Limited (BHP) (actualmente BHP-Billiton) para desarrollar, construir y operar conjuntamente este proyecto, y también para operar la planta poseída anteriormente por Fior.

Tanto IBH como BHP tienen cada una el 50% de los intereses de propiedad en la Asociación (denominada la "Asociación con BHP"), la cual cuenta con tres compañías: i) Orinoco Iron, C.A. (Orinoco Iron), que inició sus operaciones comerciales en agosto de 2000, posee y opera una nueva planta de briquetas (la "Planta de Orinoco Iron"), con una capacidad esperada de 2,2 millones de toneladas por año, utilizando el proceso Finmet; ii) Operaciones RDI, C.A. (RDI), que posee y opera la planta anteriormente poseída por Fior (RDI comenzó sus operaciones en mayo de 1997); iii) Brifer International Ltd. (Brifer), que posee el proceso mejorado de refinación del mineral de hierro (el "proceso mejorado Fior"), y posee conjuntamente con VAI el proceso Finmet (véase la Nota 15), y; iv) International Briquettes Marketing Services (IBMS), la cual presta servicios de mercadeo de briquetas.

En septiembre de 1997, en la formación de la Asociación, BHP subscribió aumentos en el capital social de Operaciones RDI y Orinoco Iron, los cuales le otorgaron un 50% de participación en estas compañías. BHP también compró a IBH el 50% de las acciones de Brifer, por unos US$30 millones (un valor presente de US$28,7 millones), los cuales fueron pagados por BHP en 1999 y 1997. Debido a que IBH tiene compromisos de respaldar financieramente a la Asociación (aportes adicionales de capital y garantías dadas sobre financiamiento bancario), la ganancia en esta venta fue registrada como una reducción en su base de inversión en la Asociación, por lo tanto, la base del costo de la inversión de IBH en la Asociación será menor que su participación proporcional en el patrimonio.

IBH adquirió, sin recurso, participaciones sobre préstamos a largo plazo otorgados por un banco a Orinoco Iron y Operaciones RDI. El banco continuó administrando los préstamos. En enero de 2001 la totalidad de las participaciones adquiridas por IBH y los intereses generados a dicha fecha, fueron aportados por IBH para aumentar el capital social de Orinoco Iron.

Los préstamos a largo plazo, cuyos pagos estaban condicionados a que las afiliadas Orinoco Iron y Operaciones RDI cumplieran sus compromisos con los acreedores financieros y mantuvieran ciertos índices de endeudamiento y flujos de caja, fueron considerados como financiamiento permanente para respaldar la Asociación y han sido presentados como parte de la base de costo de inversión de IBH en estas dos empresas.

La formación de la Asociación redujo la participación de Sivensa en los activos netos y en las operaciones que poseía Fior y creó en IBH un interés del 50% en las compañías que integran la Asociación. A continuación se presenta un resumen de la información financiera combinada para las compañías que integran la Asociación con BHP, las cuales son presentadas por el método de participación patrimonial:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Datos del balance general combinado al final del año:			
Activo (pasivo) circulante, neto	(746.364)	(730.167)	(5.510)
Propiedades, plantas y equipos, neto	923.771	945.481	926.932
Total activo	983.941	983.184	987.522
Deuda financiera	350.697	327.666	714.158
Deuda con BHP	350.697	327.158	-
Total pasivo	800.240	761.435	890.843
Patrimonio	183.701	221.748	96.679
Datos del estado combinado de resultados:			
Ventas netas	63.232	50.854	38.190
Pérdida bruta	(24.436)	(42.788)	(20.971)
Pérdida operativa	(36.184)	(55.641)	(33.662)
Costo financiero, neto	(27.300)	(71.892)	(15.509)
Pérdida neta	(56.213)	(126.485)	(56.361)
Inversiones en bienes de capital	269	31.676	209.943

Los resultados de Sivensa incluyen los siguientes ingresos (gastos) provenientes de las compañías de la Asociación con BHP-Billiton:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Participación patrimonial en pérdidas de las afiliadas, neto	(27.546)	(59.390)	(25.458)
Provisión para pérdida en valor de la inversión	(26.686)	-	-
Provisión para cuentas por cobrar (Nota 17)	(8.302)	-	-
Intereses ingresos sobre préstamos otorgados, neto (Nota 17)	-	3.048	9.986
	(62.534)	(56.342)	(15.472)

Durante el 2002 la filial IBH decidió registrar una provisión para la pérdida en el valor de su inversión en las compañías que integran la Asociación, equivalente a la totalidad del saldo según libros, debido a las recurrentes pérdidas incurridas por estas afiliadas y por el hecho de que no se ha logrado negociar una reestructuración de las deudas de la afiliada Orinoco Iron ni la obtención del financiamiento adicional requerido por esta afiliada (véase la Nota 1). Adicionalmente, provisionó las cuentas por cobrar a largo plazo a estas afiliadas, véase la Nota 17.

Financiamiento para la construcción de la planta de la afiliada Orinoco Iron

Orinoco Iron recibió US$613 millones en préstamos a largo plazo de conformidad con varias líneas de crédito para financiar el proyecto. Las líneas de crédito contemplan convenios financieros que restringen la capacidad de Orinoco Iron para distribuir dividendos a los accionistas en caso de que no se cumplan con ciertos índices de endeudamiento y flujo de caja.

Los prestamistas comparten un paquete de garantía común que comprende lo siguiente: (1) Garantía sobre prácticamente todos los activos de Orinoco Iron (como prestamista) y Operaciones RDI, C.A. ("RDI") (como fiador); (2) Garantía sobre contratos de venta, construcción, suministros y pólizas de seguro de Orinoco Iron y Operaciones RDI; (3) Garantía sobre las acciones de IBH en el capital social de Orinoco Iron, Operaciones RDI, SVS International Steel Holdings (SVS) y Venezolana de Prerreducidos Caroní "Venprecar", C.A.; (4) Garantía sobre las acciones de SVS en el capital social de Siderúrgica del Caroní "Sidecar", S.A.; (5) Garantía sobre las acciones de Sidecar en el capital social de Venprecar; (6) Hipoteca sobre el terreno y obras civiles propiedad de Venprecar; (7) Hipoteca sobre el fondo de comercio de Venprecar; (8) contratos de restricciones (ESCROW) sobre dos cuentas bancarias de Venprecar usadas para el cobro de exportaciones y; (9) Garantía incondicional de Operaciones RDI.

Conforme a los acuerdos de apoyo, IBH y BHP convinieron lo siguiente:
(1) Proporcionar sus respectivos aportes de capital y financiamiento previo a la culminación de la planta de Orinoco Iron; (2) Garantizar que los flujos de efectivo futuros de Operaciones RDI estarán disponibles para el proyecto, previo a la culminación de la planta de Orinoco Iron; (3) Compromiso de otorgar su respectiva cuotaparte de una línea de crédito hasta por un monto de US$90 millones para cubrir costos en exceso al estimado inicial y; (4) Garantizar el pago de su correspondiente cuotaparte de deudas garantizadas en caso de que sea necesario, antes de la culminación de la planta.

Durante el 2002 y 2001, la afiliada Orinoco Iron no ha podido cumplir con las condiciones de pago y ciertos compromisos (covenants) establecidos en este contrato de préstamo. En mayo de 2001 BHP pagó a los bancos acreedores de Orinoco Iron US$314 millones, correspondiente a su cuotaparte (50%) de la deuda que garantizó. Actualmente, Orinoco Iron e IBH están negociando con los bancos acreedores la reestructuración del saldo remanente de esta deuda, la cual al 30 de septiembre de 2002 es de US$351 millones (US$ 327 millones al 30 de septiembre de 2001) y corresponde a la porción garantizada por IBH y Venprecar. Las filiales IBH y Venprecar no han registrado un pasivo por esta contingencia por considerar que, de lograrse la ejecución del plan estratégico que se explica más adelante, Orinoco Iron podrá estar en capacidad de pagar esta deuda.

Empresa en marcha - Orinoco Iron y Operaciones RDI

En agosto de 2000 la planta de Orinoco Iron inició parcialmente operaciones comerciales; sin embargo, ciertas fallas en los equipos han demorado el aumento gradual de la producción y ha aumentado los costos de construcción y arranque de la planta. Como resultado del incremento de los costos, de niveles más bajos de producción que los planeados y de los deprimidos precios de productos siderúrgicos en los mercados internacionales, los ingresos reales y los flujos de caja han estado substancialmente por debajo de los montos originalmente planeados. Financiamiento adicional será requerido para que Orinoco Iron continúe sus operaciones, ponga todas las unidades de producción en operación, pague deudas con proveedores y aumente su capital de trabajo. Los montos requeridos dependerán en parte de la estrategia comercial y de negocios a ser seguida por Orinoco Iron en el futuro, pero son estimados por IBH en más de US$24 millones, para lo cual se adelantan negociaciones con algunos proveedores.

El 29 de marzo de 2001 BHP emitió un comunicado de prensa anunciando que reconocería como pérdida su inversión en el proyecto Orinoco Iron y cesaría sus futuras inversiones en este proyecto. El comunicado de prensa establecía que la decisión de BHP estaba basada en una revisión, la cual concluyó que, en el contexto de cambio operacional y condiciones de mercado, BHP no espera que el proyecto Orinoco Iron alcance las metas de desempeño operacional y financiero esperadas por ellos y necesarias para justificar sus

inversiones futuras en el proyecto, ni que éste podría cumplir con los términos inicialmente establecidos en el contrato de financiamiento del proyecto. Actualmente, IBH se encuentra en proceso de conversaciones con BHP con el objeto de lograr acuerdos sobre las obligaciones y acuerdos preexistentes relacionados con esta Asociación. IBH y BHP también están evaluando opciones para lograr la posible incorporación de nuevos accionistas en Orinoco Iron y están negociando el obtener una reducción importante en la deuda de Orinoco Iron.

Aun cuando no se ha alcanzado un acuerdo legalmente vinculante, BHP ha indicado que pudiera, si se cumplen determinadas condiciones y se obtienen las aprobaciones requeridas de las entidades gubernamentales involucradas y de las entidades financieras acreedoras de Orinoco Iron, estar dispuesta a acordar una significativa reducción de su acreencia contra Orinoco Iron.

La afiliada Operaciones RDI (poseída por la filial IBH en un 50%) incurrió en pérdidas operativas durante el 2001, 2000 y 1999. En marzo de 2001 Operaciones RDI comenzó un cierre temporal de su planta debido a requerimientos de mantenimiento y condiciones desfavorables del mercado. No se ha decidido por cuanto tiempo permanecerá cerrada esta planta. Los resultados de Operaciones RDI indican que la continuidad de sus operaciones depende de un incremento significativo de los precios de las briquetas en los mercados internacionales. La Gerencia de Operaciones RDI está estudiando alternativas que le permitan enfrentar esta situación y actualmente está negociando con Orinoco Iron los términos y condiciones que regularan los alquileres de terreno y equipos pertenecientes a Operaciones RDI y que están siendo usados por Orinoco Iron.

Plan estratégico de IBH y sus filiales y afiliadas

Los bajos precios de las briquetas y los retrasos en el arranque de la planta de Orinoco Iron, han afectado negativamente los resultados de operaciones y la situación financiera de IBH y sus filiales y afiliadas. Durante el último trimestre del año fiscal 2002, los precios de las briquetas han mejorado a nivel internacional, lo cual pudiera establecer mejores escenarios para el próximo año fiscal. La Gerencia de IBH, la filial Venprecar y la afiliada Orinoco Iron desarrollaron un plan de negocios a mediano plazo y están tomando medidas con el fin de solventar la actual situación operativa y financiera por la que atraviesan, las cuales se mencionan a continuación:

- Evaluación de las posibles alternativas para la obtención del capital de trabajo adicional requerido por Orinoco Iron, las cuales incluyen conversaciones con los principales proveedores, instituciones financieras y posible inclusión de nuevos accionistas. La Gerencia considera que una vez solucionados estos asuntos, Orinoco Iron podría completar el arranque de la planta y aumentar sus niveles de producción, logrando así reducir sus costos por tonelada y aumentar sus flujos de efectivo.

- Continuación de los procesos de negociación con los bancos acreedores para reestructurar la deuda financiera de Orinoco Iron.

- Concretar las negociaciones con BHP sobre los términos y condiciones para la deuda que actualmente mantiene Orinoco Iron con BHP.

- Segregar una porción del flujo de caja de la filial Venprecar para ser utilizada en el financiamiento de los gastos de capital necesarios para el reemplazo de los tubos catalíticos del reformador de gas (véase la Nota 5). Las gerencias de IBH y Venprecar consideran que el reemplazo de estos tubos le permitirá a

Venprecar reestablecer la capacidad de la planta, reducir los costos operativos por tonelada y, por ende, incrementar sus flujos de efectivo.

Orinoco Iron ha diferido el pago de sus materias primas y servicios, con lo cual ha podido contar con el flujo de efectivo necesario para el financiamiento de sus operaciones. Actualmente, Orinoco Iron se encuentra en proceso de negociación con CVG Ferrominera y CVG Edelca, proveedores de mineral de hierro y electricidad, respectivamente, de los términos comerciales para las futuras entregas de materia prima y servicios y de los acuerdos de cancelación de las deudas pendientes. No existe seguridad alguna sobre la posibilidad de que CVG Ferrominera y/o CVG Edelca continúen permitiendo a Orinoco Iron el diferimiento en los plazos de pago.

Dada la actual situación, la prioridad para IBH es mantener las operaciones de Orinoco Iron y Venprecar, por lo que está empleando todos sus recursos financieros para estos fines. RDI no está operando en la actualidad. Debido a que Venprecar ha dado garantías sobre la deuda de Orinoco Iron, la continuidad de sus operaciones depende de que Orinoco Iron logre resolver su actual situación financiera.

No existe ninguna seguridad de la efectividad de estas acciones sobre la actual situación operativa o financiera de la filial IBH y de sus afiliadas.

NOTA 8 - PARTICIPACION EN EL CONSORCIO AMAZONIA:

El 18 de diciembre de 1997 un consorcio de compañías latinoamericanas, el cual incluye a Sivensa, ganó el derecho a adquirir una participación del 70% en C.V.G. Siderúrgica del Orinoco, C.A. (SIDOR), el productor de acero más grande en Venezuela, y el 27 de enero de 1998 se ejerció el derecho. El Consorcio Siderurgia Amazonia, Ltd. (Amazonia) es poseído en un 13,25% por Sivensa, 38% por el Grupo Techint (que incluye a Siderar de Argentina, Tamsa de México y Techint Engineering Company de Panamá), 38% por Hylsamex de México y 11% por Usiminas de Brasil, véase la Nota 6.

Amazonia es una compañía constituida bajo las leyes de las Islas Caimán. De conformidad con el acuerdo entre los socios del Consorcio, la junta de directores, compuesta por 11 miembros, uno de ellos de Sivensa (dos de ellos de Sivensa hasta marzo de 2000), controlan la Gerencia.

Los principales productos de acero de SIDOR son lingotes, láminas, alambrones, barras, láminas en caliente, en frío, revestidas y serpentines. Las instalaciones de producción de SIDOR incluyen una planta de producción de pellas, cuatro plantas de briquetas, un complejo de productos planos y un complejo de productos largos.

Amazonia pagó un precio de compra neto de US$1.200 millones por el 70% de SIDOR a la fecha de cierre del 27 de enero de 1998. Transcurridos 150 días luego del cierre, se estableció una reducción en el precio de compra por US$150 millones, basado en la diferencia entre el balance general auditado para el cierre y el balance general del 30 de junio de 1997. Amazonia financió el precio de compra mediante una combinación de un préstamo de US$500 millones junto con US$702 millones provenientes de contribuciones patrimoniales proporcionales de los socios de Amazonia. La contribución patrimonial de Sivensa fue de US$140 millones. Todas las acciones de Amazonia están garantizando dicho préstamo.

Garantías y compromisos de Sivensa

Además de las obligaciones mencionadas anteriormente, Amazonia y los socios del Consorcio han convenido algunas obligaciones en relación con la privatización de SIDOR. De conformidad con los términos del

Contrato de compra-venta firmado entre el gobierno de Venezuela y Amazonia (el "Contrato de compra"), los socios del Consorcio han convenido solidariamente en garantizar las siguientes deudas de SIDOR: a) intereses vencidos al 18 de diciembre de 1997; b) los intereses de la deuda externa reestructurada hasta el 17 de diciembre de 1999; c) todas las obligaciones relacionadas con la deuda externa reestructurada desde el 18 de diciembre de 1999 y; d) todas las obligaciones relacionadas con la deuda externa no reestructurada y la deuda con el Banco Central de Venezuela (BCV) desde la fecha del cierre. Al 30 de septiembre de 2002 estas deudas de SIDOR totalizan unos US$713 millones (US$662 millones en el 2001); la cuota parte garantizada por Sivensa es de unos US$109 millones.

El contrato de compra también establece: a) que durante un período de cinco años posterior a la fecha de cierre, SIDOR mantenga un nivel de producción de productos de acero terminados equivalente, como mínimo, a 2,4 millones de toneladas; b) que durante el período de cinco años posterior a la fecha del cierre, SIDOR garantice la atención de la demanda nacional de productos de acero terminados y no terminados que actualmente produce; c) que dentro de los tres años después de la fecha de cierre, SIDOR incurra en US$300 millones en inversiones de capital, conjuntamente con las inversiones adicionales que SIDOR deba realizar en cuanto a mejoras ambientales en sus plantas y; d) que durante un período de cinco años, a los socios iniciales se les exige mantener la titularidad de al menos 51% de las acciones de SIDOR, manteniendo uno de los socios iniciales pre-clasificados, productores de acero, por lo menos un 10% de las acciones de Amazonia. Los socios del Consorcio han convenido en otorgar un "bono de rendimiento" por US$150 millones (para garantizar las obligaciones mencionadas anteriormente en a), c) y d)), de los cuales la obligación proporcional de Sivensa es de US$30 millones. Al 30 de septiembre de 2002 la obligación proporcional pendiente de Sivensa es de US$15 millones (US$25 millones al 30 de septiembre de 2001). El bono de rendimiento y los acuerdos de garantía tendrán un vencimiento de cinco años contados a partir de enero de 1998.

Empresa en marcha - Amazonia

En el 2002 y 2001, SIDOR no logró cumplir con algunos de los compromisos (covenants) establecidos en el acuerdo de reestructuración de deudas a largo plazo y en noviembre de 2001, SIDOR anunció que no podría cumplir con el pago de ciertas obligaciones financieras y ha iniciado un proceso de negociaciones con sus principales acreedores. Adicionalmente, Amazonia no pudo cumplir con el pago de intereses en diciembre de 2001 y junio de 2002. De acuerdo con las condiciones de dichos contratos, estas situaciones de incumplimiento originan que las deudas sean consideradas de plazo vencido. Adicionalmente, la crisis en la industria siderúrgica y otros factores han afectado negativamente los resultados de Amazonia y de su filial SIDOR.

Las negociaciones con los bancos acreedores y el gobierno venezolano consideran la posibilidad de capitalizar acreencias con SIDOR, lo cual indirectamente podría diluir la participación de Sivensa.

Durante el 2002 Sivensa decidió registrar una provisión de US$30 millones para la pérdida de valor de su inversión en Amazonia debido a las recurrentes pérdidas incurridas por Amazonia y su filial SIDOR.

NOTA 9 - PRESTAMOS BANCARIOS Y PRESTAMOS A LARGO PLAZO:

Deuda a largo plazo -

En marzo de 1998 Sivensa obtuvo un préstamo por US$200 millones. Al 30 de septiembre de 1999 Sivensa no logró cumplir con ciertos compromisos (covenants) establecidos en este contrato de préstamo. En julio de 2000 Sivensa y su filial Sidetur lograron acuerdos con sus bancos acreedores para reestructurar deuda financiera a corto y largo plazo de Sivensa y Sidetur por un total de US$246 millones, bajo dos modalidades:

Contrato de Préstamo Garantizado por US$198 millones (Secured Loan facility) y Contrato de Venta de Facturas por US$48 millones (Receivables Facility), véase la Nota 10.

Como se informó en su oportunidad, al 30 de septiembre de 2001 Sivensa no logró cumplir con el pago de la cuota de capital a corto plazo, ni de los intereses, así como tampoco logró cumplir con ciertos compromisos (covenants) establecidos en el contrato de préstamo; a dicha fecha, el saldo total del préstamo era de US$194 millones, el cual se presentó a largo plazo en el rubro de "Deudas en proceso de reestructuración"; este monto incluía US$14,6 millones de intereses causados pendientes de pago a esa fecha. En diciembre de 2001 los bancos acreedores y la Gerencia de Sivensa llegaron a ciertos acuerdos en cuanto a los términos para la reestructuración de la deuda y del adelanto mencionado en la Nota 10, los cuales fueron aprobados por la Junta Directiva de Sivensa el 14 de diciembre de 2001. A esa fecha, se estaba en proceso de completar la documentación de estos acuerdos, los cuales fueron aprobados por los accionistas de Sivensa en la Asamblea Extraordinaria del 25 de enero de 2002.

En mayo de 2002 la Compañía y su filial Sidetur completaron los acuerdos con sus bancos acreedores para la reestructuración de su deuda financiera de unos US$255 millones a esa fecha, con lo cual regularizaron la situación de incumplimiento al 30 de septiembre de 2001.

Los principales términos y condiciones del nuevo contrato de préstamo se resumen a continuación:

a) *La deuda reestructurada será pagada en dos Tramos: Tramo "A" por US$130 millones* y Tramo "B" por US$125 millones. El Tramo "A" será pagado en cuotas trimestrales a partir del tercer trimestre del año fiscal 2003 y el saldo final un pago en el último trimestre del año fiscal 2007 o antes, utilizando el exceso de flujo de caja. El Tramo "B" será pagado el 30 de septiembre de 2007. La tasa de interés para el Tramo "A" será libor más el 3,5%, pagadero trimestralmente y el Tramo "B" no devengará intereses antes de la fecha de vencimiento.

b) Venta de ciertos activos. La totalidad de los fondos obtenidos por la venta de ciertos activos hasta por US$22 millones, se aplicarán al pago que vence el último trimestre del año fiscal 2003 (el pago obligatorio de venta de activos) y los fondos en exceso a US$22 millones se aplicarían en orden inverso de vencimiento. El pago obligatorio de venta de activos que no se reciba en el último trimestre del año fiscal 2003, se agregaría al pago del principal que vence en el segundo trimestre del año fiscal 2005 en el caso de que Sivensa efectúe una emisión de acciones comunes de Sivensa por una cantidad que le permita entregar a los acreedores el 20% de las acciones de la Compañía, luego de dilución (incluyendo el 15% de acciones iniciales), y Sivensa transfiera los activos a un fideicomiso para el beneficio de los acreedores, siempre y cuando sea requerido por la mayoría de los acreedores. Asimismo, si Sivensa paga una cantidad mayor o igual que US$16 millones en el último trimestre del año fiscal 2003, los acreedores recibirían una porción prorrata de las acciones por ciertos activos, en proporción al monto del pago obligatorio de venta de activos no recibido.

c) Conversión de deuda en la fecha de vencimiento; obligatoria y opcional. La conversión obligatoria establece como condiciones: que no haya ocurrido y continúe un evento de incumplimiento, que el monto de deuda sea menor o igual que US$166 millones y que el monto acumulado de EBITDA (Earnings Before Interest, Tax, Depreciation and Amortization; Ganancias antes de intereses, impuestos, depreciación y amortización) en los últimos 6 años sea mayor o igual que US$170 millones, entonces: se requeriría a los acreedores convertir deuda en acciones comunes de Sivensa; la conversión obligatoria se realizará a razón

de US$1.750.000 por cada 1% de las acciones comunes en circulación (luego de dilución). La cantidad de deuda a convertir es la porción de deuda que supere al mayor entre US$100 millones y 3,5 veces el EBITDA de medición (promedio de los mismos tres años). La Conversión opcional ocurre si no se cumple cualquiera de las condiciones de la conversión obligatoria, entonces los acreedores individualmente tendrían la opción de convertir la deuda y la conversión se realizará dependiendo del EBITDA promedio de los últimos tres años generado por la Compañía, en un rango de US$1.750.000 y US$900.000 por cada 1% de las acciones en circulación (luego de dilución). En cualquier caso, los acreedores no tendrían nunca más del 80% del total de acciones de Sivensa. La cantidad de deuda a convertir es la porción de deuda que supere 3,5 veces de EBITDA de medición.

d) La conversión en caso de incumplimiento de pago se sucedería a los 90 días después de la concurrencia de un incumplimiento en un pago programado en exceso a US$5 millones, en cuyo caso los acreedores tendrían la opción de convertir el saldo de la deuda en acciones comunes de Sivensa y el precio de conversión se determinará dividiendo el saldo de la deuda a ser convertido entre el precio promedio de la acción de Sivensa (el precio promedio de la acción de Sivensa según la cotización de la Bolsa de Valores de Caracas por los últimos tres meses antes de cualquier fecha de determinación). Los acreedores no tendrían más del 80% del total de acciones comunes de Sivensa.

e) Como parte del acuerdo de reestructuración, Sivensa emitió para los bancos acciones comunes, que representan el 15% de las acciones en circulación. Asimismo, emitió a los bancos una Acción Dorada de Sivensa y de su filial Sidetur, que tiene derechos de votos especiales en algunos asuntos acordados (sujetos a las normas de la CNV) y el derecho de nombrar un director principal y suplente en Sivensa y en su filial Sidetur en la Junta Directiva, quienes tienen atribuciones especiales señaladas en los estatutos. La Acción Dorada se convertirá automáticamente en acción común, y los directores de la Acción Dorada se convertirán en directores comunes, cuando el préstamo haya sido íntegramente pagado (por vía de pago en efectivo o a través de conversiones en acciones) y los acreedores sean propietarios de acciones comunes de Sivensa que representen menos del 5% del total de las acciones suscritas y pagadas de Sivensa, véase la Nota 13.

f) Las obligaciones con respecto a la deuda reestructurada están garantizadas por las acciones de las filiales Sidetur, Vicson, Torcar, Smith Brocas, Valvuvensa, Sidetur Holding Company, Sanchon Unico, Inverside, Simalla e Inversora; las cuentas por cobrar locales y de exportación de Sidetur; hipoteca mobiliaria e inmobiliaria sobre todos los activos no hipotecados de Sidetur, presentes y futuros; y las acciones del Consorcio Siderurgia Amazonia e IBH en una forma a ser acordada.

g) Como parte de la estructura de prenda de las acciones de Sidetur, las acciones propiedad de Sivensa en Sidetur se transfirieren a la Compañía Tenedora de Acciones de Compañías Siderúrgicas, "TECOSIDE" S.A., constituida en Venezuela, de la cual Sivensa era dueña en un 100%. Sivensa constituyó a favor de los acreedores prenda sobre las acciones de su propiedad en TECOSIDE y, a su vez, TECOSIDE constituyó a favor de los acreedores, prenda sobre las acciones de Sidetur. Adicionalmente, TECOSIDE emitió a favor de los acreedores, Acciones de Platino que representan el 49% del capital social; estas acciones tendrán los mismos derechos y características de la Acción Dorada de Sivensa y serán convertibles en acciones comunes que representan el 51% de las acciones comunes de TECOSIDE, en el caso de que ocurra un evento de incumplimiento del contrato de préstamo. Las Acciones de Platino, previo a su conversión en acciones comunes, no tendrán derechos económicos en materia de dividendos y liquidación. En caso de

que las Acciones de Platino no sean convertidas en acciones comunes, serán devueltas a Sivensa en la oportunidad de la conversión obligatoria de los préstamos. TECOSIDE únicamente podrá detentar acciones de Sidetur y no podrá contraer deuda.

Al 30 de septiembre de 2002 los vencimientos de esta deuda se detallan a continuación:

	Monto en US$
2003	23.023
2004	10.256
2005	11.305
2006	12.357
2007	198.273
Total	255.214
Porción circulante	(23.023)
Porción a largo plazo	232.191

Durante el 2002 se difirieron unos US$6 millones de gastos directamente asociados con la contratación de la segunda reestructuración de la deuda (US$4,4 millones en el 2001); al 30 de septiembre de 2002 el saldo neto de gastos diferidos es de US$ 10,1 millones, el cual se incluye en otros activos a largo plazo (véase la Nota 2-f). Durante el 2001 se cargó contra resultados del período unos US$9,3 millones, correspondientes a los gastos directamente asociados con la contratación de la primera reestructuración de esta deuda.

Préstamos bancarios a corto plazo -

Al 30 de septiembre de 2002 los préstamos bancarios tienen vencimientos de entre uno y doce meses. A esa fecha, los préstamos están denominados en dólares estadounidenses y totalizan US$8,3 millones y devengan intereses a tasas anuales entre el 5% y 7,72%.

NOTA 10 - ADELANTO RECIBIDO POR LA VENTA A FUTURO DE CUENTAS POR COBRAR:

En agosto de 2000 la filial Sidetur firmó un acuerdo (Receivables Facility) en el que se estableció la venta de facturas por futuras exportaciones de productos siderúrgicos. Como resultado de este acuerdo, Sidetur recibió un adelanto de US$47,8 millones, el cual sería pagadero mediante la entrega de las futuras facturas.

Al 30 de septiembre de 2001 el saldo del adelanto era de US$47,8 millones, el cual se presentó a largo plazo en el rubro de "Deudas en proceso de reestructuración", debido a que este adelanto formaría parte de la reestructuración de deudas bancarias mencionada en la Nota 9.

NOTA 11 - OTROS INGRESOS (EGRESOS) NETOS:

Otros ingresos (egresos), netos comprenden lo siguiente:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Ganancia en venta de activos fijos	78	221	483
Provisión para disminución en el valor de mercado de inversiones y para otros activos	(1.571)	-	(771)
Provisión para contingencias y otros	(82)	(456)	(268)
Ganancia en venta de filial (Nota 2-b)	-	-	3.341
Pérdida por dilución en el Consorcio Siderurgia Amazonia (Nota 6)	-	-	(1.640)
Otros, neto	668	(788)	1.875
	(907)	(1.023)	3.020

NOTA 12 - IMPUESTOS:

El gasto de impuestos estimado comprende lo siguiente:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Impuesto sobre la renta del año	(126)	(2.091)	(491)
Impuesto a los activos empresariales	(1.524)	(1.346)	(4.109)
Impuesto sobre la renta diferido	(5.401)	(11.252)	3.317
Total gasto de impuestos del año	(7.051)	(14.689)	(1.283)

Impuesto sobre la renta -

Con base en la Ley de Impuesto sobre la Renta en Venezuela, Sivensa y sus filiales no consolidan sus resultados para propósitos fiscales y, en consecuencia, presentan declaraciones fiscales individualmente (en bolívares). Como resultado de esto, ciertas filiales pueden tener tratamientos fiscales diferentes dependiendo de la naturaleza de sus actividades. Las diferencias entre el monto de impuesto sobre la renta calculado con base en las alícuotas impositivas del 34% y las alícuotas impositivas efectivas para los años presentados son el resultado de los ajustes por inflación para fines fiscales, dividendos recibidos de filiales, participación patrimonial en afiliadas, transacciones intercompañías, ingresos extraterritoriales y el requerimiento de que los impuestos se calculen individualmente con base en las cuentas en bolívares de cada compañía venezolana. Estas diferencias se resumen a continuación:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	%	%	%
Tasa legal de impuesto sobre la renta	34,0	34,0	34,0
Disminución de la tasa legal como resultado de:			
Traducción a dólares estadounidenses para fines contables y efecto de determinar los impuestos en bolívares	(30,5)	(35,8)	(35,4)
Participación patrimonial en filiales	(9,1)	(23,2)	(14,6)
Provisión para inversiones	(19,2)	-	-
Ajuste por inflación para fines fiscales	19,1	7,6	15,7
Variación en la provisión de valuación del impuesto diferido activo	(1,9)	(4,4)	(6,9)
Impuesto a los activos empresariales	(0,5)	(1,5)	(2,4)
Otros, neto	1,2	6,4	5,4
Tasa efectiva de impuesto sobre la renta	(6,9)	(16,9)	(4,2)

A partir de 1993 se requiere un reajuste por inflación anual a ser considerado como un incremento o disminución de la renta gravable sujeta al pago de impuesto. Sivensa y cada una de sus filiales venezolanas efectuaron un ajuste inicial en el ejercicio fiscal 1993, el cual le originó el pago de una tasa de inscripción en el Registro de Activos Revaluados del 3% sobre la revalorización extraordinaria de los activos fijos depreciables (según lo definido). Además, la Ley estableció que los nuevos valores resultantes de la revalorización se depreciaran sobre la vida útil restante de los activos fijos.

La Ley de Impuesto sobre la Renta establece que las pérdidas y créditos fiscales por nuevas inversiones trasladables pueden ser utilizados en los tres años siguientes para reducir los impuestos sobre la renta por pagar. Al 30 de septiembre de 2002 Sivensa y sus filiales tienen pérdidas fiscales trasladables por Bs 137.671 millones (equivalentes a US$93 millones), de los cuales Bs 119.742 millones están disponibles para compensar ingresos gravables hasta el ejercicio a finalizar en el 2003 y Bs 17.929 millones hasta el ejercicio a finalizar en el 2004. Al 30 de septiembre de 2002 algunas filiales también tienen créditos fiscales por nuevas inversiones por Bs 90 millones (equivalentes a US$61.000), de los cuales Bs 76 millones se pueden aplicar contra los pasivos de impuesto sobre la renta hasta el ejercicio a finalizar en el 2003 y Bs 14 millones hasta el ejercicio a finalizar en el 2004. La utilización de estas pérdidas fiscales trasladables y rebajas por nuevas inversiones depende de la generación de ganancias gravables futuras en la compañía apropiada. Los impuestos diferidos activos relacionados con estas pérdidas fiscales trasladables y con las rebajas por inversiones han sido reducidos por una provisión de valuación que representa la porción de aquellos activos que probablemente no puedan ser aprovechados. Los cambios anuales en la provisión de valuación se debieron principalmente a una variación en el monto de los correspondientes impuestos diferidos activos.

Los componentes del impuesto sobre la renta diferido activo, neto son los siguientes:

	30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Créditos fiscales por nuevas inversiones	61	8.574	17.248
Pérdidas fiscales trasladables	31.750	28.805	52.999
Créditos fiscales por impuestos a los activos empresariales	2.980	7.320	10.774
Diferencia entre el valor según libros y la base fiscal de costo de los activos fijos	(25.859)	20.921	26.617
Provisión para inversiones	19.298	-	-
Reintegros pendientes de impuestos por importación	(1.550)	(2.603)	(2.675)
Reservas y provisiones no deducibles hasta su pago	7.238	5.593	7.974
Otros, neto	181	304	(144)
	34.099	68.914	112.793
Provisión de valuación	(32.814)	(62.524)	(86.760)
Impuesto sobre la renta diferido activo, neto	1.285	6.390	26.033
Incluido en:			
Gastos pagados por anticipado e impuestos diferidos (porción circulante)	508	3.760	3.116
Impuesto diferido (porción a largo plazo)	777	2.630	22.917
	1.285	6.390	26.033

En octubre de 1999 fue publicada en Gaceta Oficial la reforma de la Ley de Impuesto sobre la Renta venezolana. Esta reforma contiene cambios significativos en cuanto a la sustitución del gravamen a la renta territorial por un sistema de renta mundial; la incorporación del régimen de precios de transferencia y normas en materia de transparencia fiscal y el gravamen al dividendo. La Ley entró en vigencia para las filiales venezolanas en el año fiscal 2001. En los casos del impuesto al dividendo y renta mundial entró en vigencia en el año fiscal 2002. En diciembre de 2001 fue promulgada una nueva reforma de la Ley, la cual, entre otros aspectos, introduce algunas modificaciones al impuesto al gravamen al dividendo, al régimen de transferencia de precios y al ajuste por inflación.

Impuesto a los activos empresariales -

El impuesto establecido en la Ley de Impuesto a los Activos Empresariales en Venezuela funciona como un impuesto complementario al impuesto sobre la renta y se determina sobre las bases del promedio simple de los activos tangibles e intangibles de su propiedad, situados en Venezuela, que durante el ejercicio estuvieron incorporados en la producción de enriquecimientos provenientes de actividades comerciales o industriales. La alícuota impositiva aplicable a la base imponible fue del 1% anual, la cual se reduce en función del porcentaje de ventas de exportación con relación al total de ventas. Este impuesto y el impuesto sobre la renta se calculan conjuntamente, siendo el pasivo fiscal el mayor de los dos.

Sivensa y algunas de sus filiales pagaron el impuesto a los activos empresariales en los períodos fiscales del 2002, 2001 y 2000, mientras que otras filiales pagaron el impuesto sobre la renta. El impuesto a los activos empresariales para el período fiscal 2002 alcanzó a US$1.524.000 (US$1.346.000 en el 2001 y

US$4.109 en el 2000). El pago de este impuesto podrá ser considerado, hasta por los tres ejercicios anuales siguientes, como créditos contra el impuesto sobre la renta causado.

Impuesto al valor agregado e impuesto al consumo suntuario y a las ventas al mayor -
En mayo de 1999 el gobierno venezolano, mediante un decreto con rango y fuerza de Ley, promulgó el impuesto al valor agregado (IVA). El sistema utilizado para este impuesto es el denominado de tipo crédito, el cual se causa en las distintas etapas de la producción y de la comercialización, generándose un impuesto sobre la base del valor agregado en cada una de éstas. La tasa impositiva aplicable es fijada anualmente en la Ley de Presupuesto Venezolana, la cual hasta agosto de 2002 fue del 14,5% y a partir de septiembre de 2002 del 16%. La Ley también incorpora a partir de septiembre de 2002 una alícuota impositiva adicional del 10% aplicable en el consumo de bienes y servicios considerados por la Ley como de consumo suntuario. Este impuesto establece una alícuota impositiva especial para los exportadores del 0%, otorgando el derecho a estos últimos, en función de la relación porcentual de las ventas de exportación sobre el total de sus ventas, de recuperar los créditos fiscales respaldados por la compra o importación de bienes y servicios.

Al 30 de septiembre de 2002 Sivensa y sus filiales tienen registrados créditos fiscales por Bs 2.974 millones, equivalentes a US$2.018.000 (Bs 1.739 millones, equivalentes a US$2.341.000 al 30 de septiembre de 2001 y Bs 4.964 millones, equivalentes a US$7.184.000 al 30 de septiembre de 2000) por concepto de impuesto al valor agregado e impuesto al consumo suntuario y a las ventas al mayor (véase la Nota 3), de los cuales Bs 2.114 millones, equivalentes a US$1.434.000 (Bs 779 millones, equivalentes a US$1.049.000 al 30 de septiembre de 2001 y Bs 1.021 millones, equivalentes a US$1.477.000 al 30 de septiembre de 2000) corresponden a créditos a recuperar producto de operaciones de exportación.

Impuesto al débito bancario -
En mayo de 1999 el gobierno venezolano, mediante un decreto con rango y fuerza de Ley, estableció el impuesto al débito bancario, el cual gravó principalmente los débitos o retiros efectuados en cuentas corrientes, de ahorro, depósitos en custodia, o en cualquier otra clase de depósitos a la vista, fondos de activos líquidos, fiduciarios y en otros fondos del mercado financiero o en cualquier otro instrumento financiero realizado por personas naturales y jurídicas en los bancos y otras instituciones financieras del país. La alícuota de este impuesto fue del 0,50% y estuvo en vigencia hasta mayo de 2000. En marzo de 2002 el gobierno venezolano estableció nuevamente dicho impuesto, con una nueva alícuota del 0,75% para las operaciones mencionadas anteriormente, cuyo monto sea superior a Bs 473.600 y tendrá vigencia hasta marzo de 2003. Dicha alícuota aumentó al 1% a partir del 1 de septiembre de 2002. Durante los años finalizados el 30 de septiembre de 2002 y 2000, Sivensa y sus filiales incurrieron en gastos por unos Bs 1.490 millones y Bs 603 millones, respectivamente, (equivalente a unos US$921.000 y US$907.000, respectivamente) por concepto de impuesto al débito bancario.

NOTA 13 - PATRIMONIO:

Capital social y dividendos -

Al 30 de septiembre de 2002 el capital social legal suscrito y pagado de Sivensa está representado por 3.529.754.911 acciones comunes y una Acción Dorada, con un valor nominal de Bs 20 cada una. El capital autorizado de la Compañía es de Bs 141.190 millones.

Al 30 de septiembre de 2001 el capital social legal suscrito y pagado de Sivensa estaba representado por 3.006.871.334 acciones comunes, con valor nominal de Bs 20 cada una. El capital autorizado de la Compañía era de Bs 80.000 millones.

En la Asamblea Extraordinaria de Accionistas de 25 de enero de 2002, se aprobó aumentar el capital social en Bs 10.457 millones, mediante la emisión de 522.883.577 acciones comunes y una Acción Dorada, con valor nominal de Bs 20 cada una, a ser suscritas por las entidades financieras acreedoras, a través de la capitalización de acreencias derivadas de las comisiones por la reestructuración de deudas y elevar el capital autorizado de la Compañía de Bs 80.000 millones a Bs 141.190 millones, véase la Nota 9.

Adicionalmente, en dicha Asamblea Extraordinaria se aprobaron, entre otros asuntos, los siguientes:

a) El régimen estatutario que regirá, en lo sucesivo, con relación a la Acción Dorada y para efectuar futuras capitalizaciones de acreencias, tanto obligatorias como opcionales, por parte de las instituciones financieras acreedoras, bajo los términos y condiciones de la reestructuración, a través de aumentos de capital que deberá ejecutar la Junta Directiva y/o la Asamblea, mediante la emisión de nuevas acciones comunes, a ser suscritas por las instituciones financieras, véase la Nota 9.

b) La suspensión temporal del régimen de decreto y pago de dividendos en efectivo de Sivensa.

c) Aprobar la reorganización de las subsidiarias y la inversión de la Compañía en ellas.

d) Autorizar la constitución de todas las garantías que deban otorgarse para la ejecución de la reeestructuración de la deuda financiera.

e) Aprobar la modificación del Documento Constitutivo Estatutario con el objeto de adaptar el mismo a los requerimientos exigidos bajo la reestructuración.

De acuerdo con los estatutos de la Compañía, cada acción confiere a su titular el derecho a un voto en las Asambleas de Accionistas en todos aquellos asuntos inherentes a su condición de accionistas de acuerdo con lo dispuesto en el Código de Comercio, en la Ley de Mercado de Capitales y en cualquier otra disposición legal o reglamentaria que le sea aplicable, salvo por los derechos especiales de voto que se confieren a la Acción Dorada. Estos derechos especiales se refieren a asuntos; que sólo requieren la presencia y aprobación del titular de la Acción Dorada y asuntos que no pueden ser aprobados si son objetados por el titular de la Acción Dorada; así como también a lo relativo a la ejecución por asamblea de las capitalizaciones de acreencias establecidas en el contrato de reestructuración.

Adicionalmente, de acuerdo con lo establecido en los estatutos, la Acción Dorada tiene las siguientes características:

a) La Acción Dorada se convertirá de pleno derecho en acción común cuando las obligaciones objeto del plan de reestructuración de la deuda de Sivensa y Sidetur, hayan sido íntegramente pagadas (por vía de pago en efectivo o a través de conversiones en acciones) y los bancos acreedores sean propietarios de acciones comunes de "Sivensa" que representen menos del 5% del total de las acciones suscritas y pagadas de "Sivensa".

b) La acción dorada pertenece a los bancos acreedores y la propiedad de esta acción es intransferible, no podrá ser negociada privadamente, ni será inscrita ni negociada en Bolsa de Valores.

c) El titular de la Acción Dorada tendrá derecho a designar, remover y sustituir a uno de los ocho directores principales y adicionalmente designará a un director suplente de la Compañía, quién será el suplente personal y único del director principal por él designado.

d) El titular de la Acción Dorada tendrá el derecho de solicitar a la Junta Directiva, en cualquier momento que proceda, a que se convoque Asambleas.

e) Cualquiera de los directores (principal o suplente) designados por el titular de la Acción Dorada tendrá derecho a convocar reuniones de Junta Directiva, actuando individualmente.

Al 30 de septiembre de 2000 el capital social legal suscrito y pagado de Sivensa estaba representado por 2.674.496.988 acciones comunes Clase "A" y 172.120.105 acciones comunes Clase "B", con valor nominal de Bs 20 cada una. Las dos clases de acciones tenían derecho a un voto por acción en las Asambleas de Accionistas, pero sólo las acciones comunes Clase "A" tenían derecho a votar en la elección de la Junta Directiva. Las acciones comunes Clases "A" y "B" tenían derecho a recibir los mismos dividendos y a participar equitativamente en el producto de la liquidación de la Compañía. Los accionistas tenían derecho a suscribir incrementos en el capital social en proporción al número de acciones poseídas.

En la Asamblea Ordinaria del 30 de enero de 2001, se aprobó la propuesta de la Junta Directiva del 10 de noviembre de 2000 de la conversión de la totalidad de las acciones existentes Clase "B" en acciones Clase "A", en proporción de 1 a 1. Asimismo, la Asamblea autorizó a la Junta Directiva para que ordenara la realización de los trámites correspondientes con The Bank of New York a los efectos de sustituir la denominación del activo subyacente del programa de recibos americanos y globales ("ADRs") de acciones Clases "A" y "B" por acciones comunes, y de efectuar las modificaciones de los términos y condiciones de dichos programas, según lo que considere conveniente la Junta Directiva.

Al 30 de septiembre de 2002 y 2001, existen 43.864.399 acciones comunes en tesorería en poder de la filial, C.A. Inversiones Siderúrgica "Inverside".

Al 30 de septiembre de 2000 existían 2.775.000 acciones comunes en tesorería y 727.408.568 acciones comunes mantenidas por las filiales (incluía 670.531.396 acciones Clase "A" en poder de la filial Consolidated Industrial Investments y 43.864.399 acciones Clase "A" en poder de la filial C.A. Inversiones Siderúrgicas "Inverside".

Al 30 de septiembre de 2002 existen unas 1.096.441.585 acciones comunes (772.251.117 acciones comunes Clase "A" en el 2001; 609.141.233 acciones comunes Clase "A" y 130.598.860 acciones comunes Clase "B" en el 2000); formando parte de "American Depositary Shares" (ADS); cada ADS representa 98 acciones comunes de Sivensa.

Sivensa paga sus dividendos en bolívares (véase la Nota 2-a). Según la Ley de Mercado de Capitales, las sociedades que hagan oferta pública de sus acciones deberán repartir entre sus accionistas no menos del 50% de las utilidades netas (en bolívares) después de apartado para impuesto sobre la renta y deducidas las reservas legales; de este porcentaje, no menos del 25% deberá ser repartido en efectivo. Según las Normas emitidas por la Comisión Nacional de Valores (CNV), la base para la distribución de dividendos y participaciones estatutarias no incluye la participación patrimonial en los resultados de filiales.

En septiembre de 2001, a requerimiento de la banca acreedora, como parte de las negociaciones para la reestructuración de la deuda indicada en la Nota 9, Sivensa solicitó a la CNV que se le eximiera de la referida obligación de decretar y pagar dividendos mínimos durante un período de seis años contados a partir de la fecha de efectividad de la segunda reestructuración de deuda que se menciona en la Nota 9. Esta solicitud fue aprobada por la CNV el 23 de octubre de 2001 en la Resolución N° MF-CNV-CJ-138 y aprobada en Asamblea Extraordinaria de Accionistas del 25 de enero de 2002.

Plan de opciones -
Sivensa ofrece a sus ejecutivos un plan de opciones para la compra de acciones. Tales opciones permiten a los ejecutivos adquirir en cualquier momento durante un período de cuatro años, a partir de la fecha en que la opción es otorgada, acciones de Sivensa al precio de mercado a la fecha de cierre del período fiscal anterior a la fecha de otorgamiento de la opción. Los cargos a resultados relacionados con este plan de opciones no son materiales.

A continuación se presenta un resumen de los cambios en las opciones vigentes en circulación:

	Número de acciones	Precio promedio (Bs)
Opciones:		
En circulación al 30 de septiembre de 1999	1.631.577	173,67
Otorgadas	294.099	25,00
Vencidas	(651.315)	159,59
En circulación al 30 de septiembre de 2000	1.274.361	152,32
Otorgadas adicionales por dividendo en acciones	509.744	-
Vencidas	(960.645)	179,07
Efecto por la venta de filial	(370.288)	26,55
En circulación al 30 de septiembre de 2001	453.172	27,04
Vencidas	(219.791)	36,80
En circulación al 30 de septiembre de 2002	233.381	17,86

La siguiente tabla resume la información acerca de las opciones en circulación al 30 de septiembre de 2002:

Número de opciones vigentes	Precio de ejercicio Bs	Fecha de vencimiento
233.381	17,86	30 de septiembre de 2003

Reserva legal -
La reserva legal es un requerimiento según el cual las compañías venezolanas deben apartar el 5% de sus ganancias netas (en bolívares) hasta que la reserva legal sea equivalente al menos a un 10% del capital social (en bolívares).

NOTA 14 - CAMBIO EXTRANJERO:
En julio de 1994 el Ejecutivo Nacional en Venezuela decretó un régimen cambiario que incluía una tasa de cambio única. En abril de 1996 se restableció la libre convertibilidad de la moneda en todo el territorio nacional y, en consecuencia, se eliminaron los controles y restricciones sobre las operaciones cambiarias.

En julio de 1996 el Ejecutivo Nacional en Venezuela anunció el establecimiento de una banda de fluctuación para el bolívar. Para 1997 el Ejecutivo Nacional estableció una paridad central inicial de Bs 472/US$1 efectiva desde el 2 de enero de 1997 y una banda flotante del 7,5% por encima y por debajo de la paridad central. Entre el 8 de julio de 1996 y el 4 de agosto 1997, la paridad central aumentó en un 1,32% mensual. Entre el 4 de agosto de 1997 y el 13 de enero de 1998, la paridad central aumentó en un 1,16% mensual. El 13 de enero de 1998 el Banco Central de Venezuela modificó la tasa de incremento de la paridad central a 1,28% mensual.

El 13 de febrero de 2002 el Ejecutivo Nacional y el Banco Central de Venezuela (BCV) anunciaron un nuevo régimen de libre flotación del tipo de cambio, eliminando el sistema de banda de fluctuación máxima y mínima que estuvo vigente hasta esa fecha. Bajo este nuevo esquema, el BCV venderá y comprará divisas a los operadores del mercado cambiario mediante un mecanismo de subastas, las cuales se iniciaron el 18 de febrero de 2002.

NOTA 15 - REGALIAS:
En noviembre de 1992 la filial Fior de Venezuela, S.A. celebró un contrato de cooperación con la compañía Voest-Alpine Industriealagenbau Gmbh (VAI), mediante el cual ambas compañías acordaron desarrollar conjuntamente la ingeniería básica para lograr lo que se definió como proceso Finmet (proceso de reducción directa del mineral de hierro). Adicionalmente, Fior y VAI suscribieron un contrato de comercialización de dicho proceso en el cual se establecen ciertos países donde Fior y VAI tienen derecho exclusivo de promoción y comercialización en cuanto al proceso Finmet y sus mejoras. De acuerdo con dicho contrato, Fior tiene derecho a recibir de VAI un monto mínimo de US$6 por tonelada métrica de capacidad nominal de diseño de cualquier nueva planta Finmet. Dicho ingreso se hará efectivo para Fior o a una de sus filiales en un 50% en un período de treinta días a partir del momento del inicio del montaje de las instalaciones electromecánicas y el 50% restante en un período de treinta días siguientes a la fecha de aceptación provisional de la planta; a partir del 2002 entre un 75% y un 85% de la regalía se hará efectiva a los 30 días de la firma del contrato y el resto después de la fecha de aceptación provisional de la planta. En mayo de 1997 Fior asignó sus derechos bajo este acuerdo a Brifer; también se transfirieron a Brifer las patentes y derechos del proceso Finmet.

En 1996 la compañía australiana The Broken Hill Proprietary Company Limited (BHP-Billiton) inició el montaje de las instalaciones electromecánicas de una planta en Port Hedland, Australia, con una capacidad anual estimada de 2.000.000 de toneladas métricas. Esta planta utilizará el proceso Finmet, lo que representa una regalía potencial total de US$12.000.000. Brifer recibió en 1996 US$6.000.000 de ingresos por concepto de regalías sobre dicho proceso. En 1999 se determinó que la capacidad de esta planta sería mayor a lo inicialmente estimado, por lo que Brifer reconoció como ingresos en 1999 US$1.000.000 como complemento a la regalía. Los restantes US$6.000.000 serían pagados a Brifer (poseída por IBH en 50%), y serán reconocidos como ingreso, una vez se obtenida la aceptación provisional de la referida planta; este pago también estáa siendo objeto de las negociaciones entre IBH y BHP mencionadas en la Nota 7, por lo cual aún no se ha registrado el ingreso.

Como parte del convenio de formación de la Asociación con BHP, como se menciona en la Nota 7, el 50% de las acciones de Brifer fueron vendidas a BHP en septiembre de 1997.

NOTA 16 - INFORMACION POR SEGMENTOS DE NEGOCIO:
Los negocios de Sivensa están divididos en los siguientes segmentos de negocio, los cuales son considerados la información primaria por segmentos, véase la Nota 2-q:

Briquetas (HBI) -
La cadena de producción comienza con la reducción de briquetas de hierro hecha por las plantas Venprecar y Operaciones RDI (planta anteriormente poseída por Fior) (véase la Nota 7). La mayor parte de las briquetas producidas es exportada y el resto, junto con la chatarra y otros insumos, se incorpora al proceso de acería en algunas de las plantas de Sidetur.

Sector siderúrgico -
Los plantas siderúrgicas de Sidetur producen palanquillas de acero. Parte de estos productos semiterminados son exportados y el resto se convierte en cabillas y otros productos largos laminados de venta principalmente en el mercado local.

Sector alambre -
Vicson produce alambre y productos derivados que se utilizan en los sectores de construcción, agricultura y manufactura. El alambre de púas, el alambre para resortes de colchón, el alambre para talones de neumáticos, galvanizado para guayas, clavos, mallas ciclón y mallas hexagonales son los principales productos de Vicson.

Sector automotriz -
Las plantas para partes automotrices de Danaven y Procesa fabrican partes originales para las plantas de ensamblajes, así como repuestos. Los equipos originales incluyen ejes delanteros y traseros, cardanes, puntas de eje y chasis. Los equipos de reposición incluyen filtros, correas, mangueras, empacaduras, amortiguadores, resortes, ballestas y rines de acero. Como se explica en las Notas 1 y 2-b, en el 2001 este segmento fue considerado como una operación descontinuada.

A continuación se presenta la información relevante de cada uno de los sectores de mercado:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Total ventas netas:			
Briquetas -			
Mercado local	4.832	3.673	17.220
Exportaciones	50.077	57.455	62.910
	54.909	61.128	80.130
Siderúrgico -			
Mercado local	124.673	167.470	140.891
Exportaciones	18.332	22.501	30.223
	143.005	189.971	171.114
Alambre -			
Mercado local	38.237	47.491	42.464
Exportaciones	34.161	32.152	28.462
	72.398	79.643	70.926
Otros -			
Mercado local	4.241	6.520	7.733
Exportaciones	101	131	79
	4.342	6.651	7.812
Eliminaciones Intra-Sivensa	(1.044)	(3.892)	(14.621)
	273.610	333.501	315.361
Utilidad (pérdida) operativa:			
Briquetas	(13.627)	(16.328)	(55)
Siderúrgico	16.130	19.493	7.549
Alambre	5.728	5.988	2.892
Otros	(420)	(1.231)	(2.796)
	7.811	7.922	7.590
Corporativa	(2.612)	(7.313)	(8.215)
Eliminaciones Intra-Sivensa	(1.585)	502	350
	3.614	1.111	(275)
Intereses minoritarios en resultados de filiales:			
Briquetas	20.681	22.571	5.416
Alambre	(466)	(1.253)	(151)
Otros	238	115	(452)
	20.453	21.433	4.813

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Activos identificables al final del año:			
Briquetas	188.135	204.179	211.720
Inversión patrimonial en sector briquetas	-	54.273	109.013
Siderúrgico	212.769	215.801	228.744
Inversión patrimonial en sector siderúrgico	12.000	42.073	42.073
Automotriz (Notas 1 y 2-b)	-	-	209.370
Alambre	79.290	97.136	88.767
Otros	94.874	79.384	144.530
Corporativo	283.466	361.511	397.292
	870.534	1.054.357	1.431.509
Eliminaciones Intra-Sivensa	(379.048)	(425.687)	(499.700)
	491.486	628.670	931.809
Ubicación geográfica de los activos:			
Venezuela	468.706	605.517	913.386
Colombia y el Caribe	22.780	23.153	18.423
	491.486	628.670	931.809
Ventas de exportación (destino):			
Norte América -			
Briquetas	33.540	32.824	39.384
Alambre	3.308	3.884	4.193
Siderúrgico	755	565	5.692
	37.603	37.273	49.269
Sur América, Centro América y el Caribe -			
Siderúrgico	17.577	21.936	24.531
Briquetas	127	3.089	2.059
Alambre	30.853	28.268	24.269
Otros	101	131	79
	48.658	53.424	50.938
Asia -			
Briquetas	288	-	3.247
Europa -			
Briquetas	16.122	21.542	18.220
	102.671	112.239	121.674
Depreciación y amortización:			
Briquetas	12.261	11.517	10.284
Siderúrgico	13.537	13.814	15.216
Alambre	3.655	3.846	4.022
Otros	553	911	1.529
Corporativo	181	245	348
	30.187	30.333	31.399
Eliminaciones Intra-Sivensa	(168)	(168)	(168)
	30.019	30.165	31.231

NOTA 17 - CUENTAS Y TRANSACCIONES CON COMPAÑIAS RELACIONADAS:

Sivensa y sus filiales mantienen negocios con algunos de sus socios minoritarios y otras afiliadas, bajo varios acuerdos contractuales. Las cuentas con estas compañías relacionadas comprenden lo siguiente:

	30 de septiembre de	
	2002	2001
	(Miles de dólares estadounidenses)	
Cuentas por cobrar:		
Orinoco Iron, C.A.	771	1.657
Operaciones RDI, C.A.	912	2.993
Otras	438	882
	2.121	5.532
Cuentas por cobrar a largo plazo:		
CVG Ferrominera del Orinoco	161	3.000
Consorcio Siderurgia Amazonia, Ltd.	1.138	1.138
Orinoco Iron, C.A.	7.580	-
Operaciones RDI, C.A.	722	-
	9.601	4.138
Provisión para cuentas de cobro dudoso (Nota 7)	(8.302)	-
	1.299	4.138
Cuentas por pagar:		
CVG Ferrominera del Orinoco	21.095	19.817
Siderúrgica del Orinoco, C.A.	1.615	1.992
Smith Tools	1.079	1.079
Otras	14	11
	23.803	22.899

Las transacciones más importantes con compañías relacionadas comprenden lo siguiente:

	Años finalizados el 30 de septiembre de		
	2002	2001	2000
	(Miles de dólares estadounidenses)		
Ventas	2.374	4.208	92.070
Compras de repuestos y suministros	2.913	407	58.695
Compras de mineral de hierro y otras materias primas	42.865	45.719	47.374
Gastos por regalías	339	407	1.726
Intereses ingreso (Nota 7)	-	1.080	9.986

El mineral de hierro utilizado por la filial Venprecar para producir briquetas es adquirido a CVG Ferrominera del Orinoco, C.A., *una compañía propiedad del Estado Venezolano y el único proveedor de este mineral en* Venezuela, conforme a un contrato firmado en 1988. Los precios de mineral de hierro se fijan anualmente basados en los precios prevalentes del mercado internacional. Este contrato tiene una vigencia de 10 años con cláusula de renovación automática y fue renovado bajo las mismas condiciones por un período de 20

años. No existe compromiso mínimo para comprar mineral de hierro. Durante el 2002 y 2001, Ferrominera extendió los plazos de cobro de su facturación. La cuenta por pagar a Ferrominera genera intereses sobre saldos vencidos, véase la Nota 1.

Actualmente, Venprecar se encuentra en proceso de negociación con Ferrominera para definir los términos comerciales de las futuras entregas de materia prima y de los acuerdos de cancelación de las deudas pendientes.

La mayoría de los socios minoritarios extranjeros provee asistencia tecnológica u otorga una licencia de propiedad tecnológica en retribución de una regalía basada en el porcentaje de ventas netas de sus respectivas asociaciones.

Durante el 2001 y 2000, se decidió que las participaciones de la filial IBH en préstamos de Orinoco Iron fueron aportadas para suscribir aumentos de capital social en Orinoco Iron, véase la Nota 7.

Durante el año fiscal de 2000, las ventas netas de Sivensa a Dana Corporation y sus filiales representaron el 14,2% de las ventas netas consolidadas de Sivensa. Las ventas netas a Dana Corporation se incluyen en operaciones descontinuadas, véanse las Notas 1 y 2-b.

NOTA 18 - COMPROMISOS Y CONTINGENCIAS:

Litigios y otros reclamos -

Ciertos litigios y reclamos contra Sivensa y sus filiales, surgidos en el curso normal del negocio, están pendiente y no se pueden cuantificar sus posibles efectos finales. En opinión de la Gerencia, basada en la opinión de los asesores legales de la Compañía, estos asuntos no deberían tener un efecto material adverso en la posición financiera consolidada o en los resultados consolidados de operaciones de Sivensa y sus filiales.

Regulaciones ambientales -

Sivensa y sus filiales están sujetas a leyes y regulaciones ambientales en Venezuela. Sivensa y sus filiales no han sido objeto de reclamos por parte de las autoridades ambientales y de salud, en relación con asuntos ambientales, y no están al tanto de reclamos o condiciones que puedan culminar en demandas en relación con algún incumplimiento que, en opinión de la Gerencia, podrían tener un efecto adverso significativo en la posición financiera o resultados consolidados de operaciones de Sivensa y sus filiales.

NOTA 19 - EVENTOS POSTERIORES:

El 2 de diciembre de 2002 organizaciones gremiales empresariales y de trabajadores, así como organizaciones políticas y civiles convocaron en Venezuela a un Paro Cívico Nacional, el cual continua en vigencia, afectando significativamente muchas actividades económicas del país, principalmente la industria petrolera. No es posible estimar la fecha de terminación del referido Paro, ni los posibles efectos de esta situación sobre las operaciones y resultados de la Compañía.

Publicado por:
Gerencia Corporativa de Planificación

Diseño Gráfico y Producción:
Pérez Fernández Estudio Gráfico, S.R.L.

Fotografías:
Archivo SIVENSA

Pre-prensa e Impresión:
FotoTextos Graphics 2010, C.A.

Caracas, 2003

Depósito Legal: pp 76-1767